Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

entered into by and among

ORGANON & CO.,

SUN PHARMACEUTICAL HOLDINGS USA, INC.,

SUN PHARMA AMERICA, INC.

and, solely for purposes of the Covered Provisions,

SUN PHARMACEUTICAL INDUSTRIES LIMITED,

SUN PHARMA CANADA INC., and

SUN PHARMA (NETHERLANDS) B.V.

Dated as of April 26, 2026

-i-

-ii-

-iii-

EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A  Form of Certificate of Incorporation of the Surviving Corporation

SCHEDULES

Company Disclosure Schedule

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 26, 2026, is entered into by and among Organon & Co., a Delaware corporation (the “Company”), Sun Pharmaceutical Holdings USA, Inc., a Delaware corporation (“Parent”), Sun Pharma America, Inc., a Delaware corporation and Wholly Owned Subsidiary of Parent and/or its Affiliates (“Merger Sub”) and, solely for the purposes of the Covered Provisions, Sun Pharmaceutical Industries Limited, an entity organized under the laws of India (“India Parent”), solely for the purposes of the Covered Provisions, Sun Pharma Canada Inc., a corporation incorporated under the laws of the Province of Ontario (“Canada Subsidiary”), and solely for the purposes of the Covered Provisions, Sun Pharma (Netherlands) B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Netherlands Subsidiary”, and together with India Parent and Canada Subsidiary, the “Parent Guarantors”). The Company, Parent and Merger Sub are collectively referred to as the “Parties” and individually as a “Party”, except that for the purposes of the Covered Provisions, the term “Parties” shall also include the Parent Guarantors.

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a Wholly Owned Subsidiary of Parent;

WHEREAS, the Company Board has (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), (c) directed that this Agreement be submitted to the holders of Shares for their adoption at the Company Stockholders Meeting and (d) resolved, subject to the terms and conditions of this Agreement, to recommend that the holders of Shares adopt this Agreement;

WHEREAS, the board of directors of Parent and each Parent Guarantor have unanimously approved this Agreement and the transactions contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder), (c) directed that this Agreement be submitted to Parent (as Merger Sub’s sole stockholder) for its adoption and (d) resolved to recommend that Parent (as Merger Sub’s sole stockholder) adopt this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

Definitions; Interpretation and Construction

1.1. Definitions. Unless otherwise specified in this Agreement and subject to Section 1.2 and Section 1.3, the following terms have the meanings set forth in this Section 1.1:

“2021A Indenture” means that certain indenture, dated as of April 22, 2021, for the issuance of 2.875% senior secured notes due 2028 (as amended by that certain First Supplemental Indenture, dated as of

June 2, 2021, that certain Second Supplemental Indenture, dated as of June 2, 2021, that certain Third Supplemental Indenture, dated as of July 30, 2021 and that certain Fourth Supplemental Indenture, dated as of December 31, 2024), by and among the Company, as issuer, Organon Foreign Debt Co-Issuer B.V., as co-issuer, each of the guarantors party thereto, and U.S. Bank National Association, as trustee and collateral agent.

“2021B Indenture” means that certain indenture, dated as of April 22, 2021, for the issuance of 4.125% senior secured notes due 2028 (as amended by that certain First Supplemental Indenture, dated as of June 2, 2021, that certain Second Supplemental Indenture, dated as of June 2, 2021, that certain Third Supplemental Indenture, dated as of July 30, 2021 and that certain Fourth Supplemental Indenture, dated as of December 31, 2024), by and among the Company, as issuer, Organon Foreign Debt Co-Issuer B.V., as co-issuer, each of the guarantors party thereto, and U.S. Bank National Association, as trustee and collateral agent.

“2021C Indenture” means that certain indenture, dated as of April 22, 2021, for the issuance of 5.125% senior notes due 2031 (as amended by that certain First Supplemental Indenture, dated as of June 2, 2021, that certain Second Supplemental Indenture, dated as of June 2, 2021, that certain Third Supplemental Indenture, dated as of July 30, 2021 and that certain Fourth Supplemental Indenture, dated as of December 31, 2024), by and among the Company, as issuer, Organon Foreign Debt Co-Issuer B.V., as co-issuer, each of the guarantors party thereto, and U.S. Bank National Association, as trustee.

“2024A Indenture” means that certain indenture, dated as of May 17, 2024, for the issuance of 6.750% senior secured notes due 2034 (as amended by that certain Supplemental Indenture, dated as of December 31, 2024), by and among the Company, as issuer, Organon Foreign Debt Co-Issuer B.V., as co-issuer, each of the guarantors party thereto, and U.S. Bank National Association, as trustee and collateral agent.

“2024B Indenture” means that certain indenture, dated as of May 17, 2024, for the issuance of 7.875% senior notes due 2034 (as amended by that certain Supplemental Indenture, dated as of December 31, 2024), by and among the Company, as issuer, Organon Foreign Debt Co-Issuer B.V., as co-issuer, each of the guarantors party thereto, and U.S. Bank National Association, as trustee.

“Acceptable MNPI” has the meaning set forth in Section 7.17(b)(i).

“Acquisition Proposal” means any proposal, offer or indication of interest from any Person or Group relating to or providing for any transaction (or series of related transactions) involving (a) any acquisition or purchase by any Person or Group, directly or indirectly, of twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, or any tender offer or exchange offer that, if consummated, would result in any Person or Group beneficially owning twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company or (b) any merger, amalgamation, joint venture, partnership, consolidation, share exchange, business combination, liquidation, dissolution, recapitalization, reorganization, spin-off or similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in any Person or Group, directly or indirectly, (i) acquiring assets of the Company or any of its Subsidiaries representing twenty percent (20%) or more of the Company’s consolidated assets or (ii) beneficially owning twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company or of the surviving entity or of the resulting direct or indirect parent of the Company or such surviving entity (it being understood that total assets of the Company include equity securities of any Subsidiary of the Company), in each case other than any transactions contemplated by this Agreement or any other written proposal, offer, or indication of interest made by or on behalf of Parent or any of its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternate Debt Financing” has the meaning set forth in Section 7.17(a)(i).

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any agreement, letter of intent, memorandum of understanding, agreement in principle, term sheet, acquisition agreement, merger agreement, share purchase agreement or any other similar agreement, contract or document with respect to or providing for, in a single transaction or series of transactions, any Acquisition Proposal.

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914 and the HSR Act. For the avoidance of doubt, “Antitrust Law” does not include foreign direct investment Laws or the FSR, each of which is separately addressed as a component of the Required Regulatory Approvals.

“Applicable Date” means June 4, 2021.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Blackout Period” means any days from December 24, 2026 to January 1, 2027.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“BSE” means the Bombay Stock Exchange.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York or in India are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 3.2.

“Canada Subsidiary” has the meaning set forth in the Preamble.

“Capitalization Date” means 5:00 p.m. (New York time) on April 24, 2026.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Merger” means a certificate of merger relating to the Merger.

“Change of Recommendation” has the meaning set forth in Section 7.2(d)(i)(G).

“Charter” has the meaning set forth in Section 3.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 7.10(d).

“Company Approvals” has the meaning set forth in Section 5.4(a).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, retention, termination or “change of control” agreements, deferred compensation, equity-based, phantom equity, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company, including any committee thereof to the extent such a committee, as of any applicable time, (a) was or is authorized to exercise the powers and authority of the board of directors of the Company pursuant to the Company’s Organizational Documents and/or the DGCL, and (b) was or is exercising such powers and authority.

“Company Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company Compensation Committee” means the talent committee of the Company Board.

“Company Credit Agreement” means that certain senior secured credit agreement, dated as of June 2, 2021 (as amended by that that certain Amendment No.1 to Senior Secured Credit Agreement, dated as of June 30, 2023, that certain Amendment No. 2 to Senior Secured Credit Agreement and Amendment to Security Agreement, dated as of May 17, 2024, that certain Amendment No. 3 to Senior Secured Credit Agreement, dated as of December 20, 2024) by and among the Company, the other borrower parties thereto, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A. as the administrative agent.

“Company Disclosure Schedule” has the meaning set forth in Article V.

“Company Equity Awards” means, collectively, Company Options, Company RSUs and Company PSUs.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Material Adverse Effect” means any Event that, individually or in the aggregate with any other Event, has had, or would reasonably be expected to have, a materially adverse effect on the condition (financial or otherwise), business, assets, operations, liabilities or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that no Event to the extent resulting from, arising out of or related to, any of the following, either individually or in the aggregate, shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) any Event generally affecting the economy, credit, capital, securities or financial markets, including interest rates, exchange rates, monetary policies, tariffs or political, regulatory or business conditions in the geographic markets in which the Company or any of its Subsidiaries has material operations in or in which any of the Company’s or any of its Subsidiaries’ products or services are sold or sourced (as applicable);

(b) any Event generally affecting the industries, markets or geographical areas in which the Company or any of its Subsidiaries have material operations;

(c) any loss of, or adverse Event, in or with respect to, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Event that was caused by the entry into, announcement, pendency or performance of the transactions contemplated by this Agreement, or directly resulting or arising from the identity of or any facts or circumstances relating to, or any actions taken or failed to be taken by Parent or any of its Subsidiaries (other than those required or expressly permitted pursuant to this Agreement); provided that the exceptions in this clause (c) shall not apply to the representations and warranties set forth in Section 5.4 or in the conditions set forth in Article VIII with respect to such representations and warranties;

(d) any change or modification in GAAP or in any Law of general applicability, or the interpretation or enforcement thereof, after the date of this Agreement;

(e) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception to this clause (e) shall not prevent or otherwise affect a determination that any Event (not otherwise expressly excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(f) any act of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, cyberattacks, military or para-military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemics, pandemics, outbreak of illness or other public health event or any other force majeure event, or any national or international calamity or crisis;

(g) any Proceeding to the extent relating to this Agreement or the transactions contemplated by this Agreement;

(h) any action required to be taken by the Company or any of its Subsidiaries or its or their respective Representatives pursuant to this Agreement or failed to be taken due to restrictions set forth in this Agreement (other than pursuant to the first sentence of Section 7.1(a)) or any action taken or failed to be taken at Parent’s written request;

(i) any Event or announcement of an Event affecting the credit rating or other rating of financial strength of the Company or any of its Subsidiaries or any of their respective securities; provided that the exception in this clause (i) shall not prevent or otherwise affect a determination that any Event underlying such Event or announcement of an Event has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(j) a decline in the market price, or change in trading volume of the Shares on the NYSE or any other securities of the Company; provided that the exception in this clause (j) shall not prevent or otherwise affect a determination that any Event underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(k) any Proceeding set forth in Section 5.9 of the Company Disclosure Schedule;

(l) any Event proximately resulting or arising from Parent’s or Merger Sub’s material breach of this Agreement;

(m) any determination by, or delay of a determination by, the FDA or any other Governmental Entity, or any panel, or advisory board empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to any pending applications, pending approvals or pending clearances relating to the Company’s or any competitors’ or potential competitors’ product candidates, products or programs, other than any of the foregoing arising from fraud, willful misconduct or willful violation of applicable Law by the Company or any of its Subsidiaries; or

(n) any actions required under the Agreement or applicable Law to obtain any approval or authorization under applicable Law for the consummation of the Merger;

provided, further, that if one or more of the Events set forth in clauses (a), (b), (d) or (f), materially and disproportionately adversely affects the Company and its Subsidiaries relative to the other participants in the same or similar industries or geographies in which the Company and its Subsidiaries operate or their products or services are sold or sourced, as applicable, then the incremental material and disproportionate impact of such Events shall be taken into account in determining whether a Company Material Adverse Effect has occurred, but only to the extent otherwise permitted by this definition.

“Company Option” has the meaning set forth in Section 4.3(a).

“Company Preferred Stock” means preferred stock of the Company, par value $0.01 per share

“Company PSU” means a Pre-2026 Company PSU or an Other Company PSU.

“Company Recommendation” has the meaning set forth in Section 5.3(b).

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents that are required to be or otherwise are filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company RSU” means a Pre-2026 Company RSU or an Other Company RSU.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to consider the adoption of this Agreement.

“Confidentiality Agreement” means the non-disclosure agreement, entered into between the Company and Parent, dated December 22, 2025.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” means any legally binding and written contract, subcontract, purchase order, sales order, agreement, undertaking, lease, license, sublicense, note, bond, mortgage, loan, indenture, settlement, arrangement or any other similar obligation (excluding any Company Benefit Plan).

“Converted PSU Award” has the meaning set forth in Section 4.3(c).

“Converted RSU Award” has the meaning set forth in Section 4.3(b).

“Covered Provisions” means this Section 1.1, Section 1.3 and Article X.

“Covered Termination” means the termination of employment of a holder of a Company RSU or Company PSU, as applicable, (a) by the Company or one of its Subsidiaries without Cause (as defined in the award agreement for the applicable Company Equity Award) or (b) solely with respect to an Eligible Employee, by such Eligible Employee for Good Reason (as defined in the CIC Severance Program), in each case during the twenty-four (24) month period following the Closing Date. For the avoidance of doubt, if an employee of the Company and its Subsidiaries is not an Eligible Employee, prong (b) of the definition shall not apply.

“D&O Insurance” has the meaning set forth in Section 7.11(b).

“Data Privacy Requirements” means, to the extent applicable to the respective businesses of the Company or its Subsidiaries, all (a) Laws (including, to the extent applicable, the California Consumer Privacy Act (CCPA) of 2018 and the EU General Data Protection Act), (b) binding contractual obligations of the Company or any of its Subsidiaries, and (c) binding obligations under any publicly posted consumer-facing policy or notice of the Company or any of its Subsidiaries, in each case of (a) – (c), to the extent regarding the privacy, security or processing of Personal Information.

“Data Room” means the electronic documentation site established by Datasite for “Project Onyx” on behalf of the Company in relation to the Company.

“Debt Commitment Letter” has the meaning set forth in Section 6.8(a).

“Debt Financing” has the meaning set forth in Section 6.8(a).

“Debt Financing Letters” has the meaning set forth in Section 6.8(a).

“Debt Financing Party” means the Debt Financing Sources, together with their Affiliates and such Persons’ (and their respective Affiliates’), controlling persons, general or limited partners, officers, directors, employees, investment professionals, managers, stockholders, members, agents, advisors, attorneys, Affiliates, financing sources or other Representatives of any of the foregoing and their respective successors and assigns, in each case, in their capacity as such.

“Debt Financing Sources” means the agents, arrangers, lenders, financial institutions and other entities (other than Parent) that have committed to provide (or have otherwise entered into agreements in connection therewith) all or any part of the Debt Financing or any Alternate Debt Financing, as parties (other than Parent) to any joinder agreements, indentures, credit agreements or other definitive agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ current, former and future direct or indirect controlling persons, shareholders, members, managers, officers, directors, partners, employees, advisors, agents, attorneys and Representatives and their respective successors and assigns.

“Debt Financing Uses” has the meaning set forth in Section 6.8(c).

“DGCL” means the General Corporation Law of the State of Delaware.

“Discharge” has the meaning set forth in Section 7.16.

“Disclosing Party” has the meaning set forth in Section 7.5(b)(iii).

“Dissenting Shares” has the meaning set forth in the definition of “Dissenting Stockholders.”

“Dissenting Stockholders” means the holders of Shares who have duly demanded appraisal pursuant to Section 262 of the DGCL and have not effectively withdrawn or otherwise waived or lost such right to appraisal under Section 262 of the DGCL (such Shares for which appraisal has been so duly demanded and the right thereto under Section 262 of the DGCL not effectively withdrawn or otherwise waived or lost, the “Dissenting Shares”).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.2.

“Eligible Employee” has the meaning set forth in Section 1.1(b) of the Company Disclosure Schedule.

“Eligible Shares” means the Shares issued and outstanding immediately prior to the Effective Time, other than, subject to the last sentence of Section 4.2(f), any Excluded Shares.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, deed of trust, security interest, right of first refusal, right of first offer, preemptive right, community property interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever (including any restriction on the right to vote or transfer) whether contingent or absolute or other similar encumbrance.

“Environmental Law” means any and all Laws relating to pollution, restoration or protection of the environment (including natural resources and protected species), Hazardous Materials, or, to the extent relating to exposure to Hazardous Materials, human health and safety, but for the avoidance of doubt excluding matters to the extent regulated under Healthcare Laws.

“Environmental Permit” means any permit, approval, identification number, License or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Event” means any event, development, change, state of facts, condition, circumstance or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a)(i).

“Exchange Offers/Consent Solicitations” has the meaning set forth in Section 7.17(b)(i).

“Excluded Shares” means the (a) Shares owned by Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (b) Dissenting Shares.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FDA” means the U.S. Food and Drug Administration.

“FDI Laws” means any applicable laws, regulations, rules, orders, decrees, or guidelines of any jurisdiction that regulate, restrict, prohibit, or require the notification, approval, or clearance of foreign direct investment, foreign ownership, or the acquisition of a direct or indirect interest in a domestic entity or asset by a foreign person or entity.

“Fee Letters” has the meaning set forth in Section 6.8(a).

“Filings” has the meaning set forth in Section 5.19(c).

“FSR” means Regulation (EU) 2022/2560 of the European Parliament and of the Council of 14 December 2022 of foreign subsidies distorting the internal market.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board applicable as of the time of the relevant financial statements or accounting procedure or action referred to herein and consistently applied during the periods involved.

“Governmental Entity” means any U.S. or non-U.S. (including any supranational), federal, national, state or local governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, licensing authority, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Hazardous Materials” means any substance, chemical, material or waste that is defined or listed as hazardous, toxic, radioactive, explosive or a pollutant or a contaminant, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes, per- and polyfluoroalkyl substances and all other substances or wastes of any nature regulated by, or pursuant to which liability may be imposed under, any applicable Environmental Law.

“Healthcare Laws” means all applicable Laws relating to the research, design, testing, development, manufacture, storage, use, sale, marketing, labeling, promotion, advertising, distribution or recordkeeping of pharmaceutical (including biologics and biosimilar) products and medical devices, including: (i) all federal, state and local healthcare related-fraud and abuse, anti-kickback, and false claims laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Act (42 U.S.C. § 1320a-7b(a)), the exclusion laws (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and all applicable state Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and healthcare professionals and other members of the healthcare industry, any criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C.§§ 286, 287 and 1347, and the health care fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.); (ii) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.); (iii) the Controlled Substances Act (21 U.S.C. § 801 et seq.) and state controlled substance laws; (iv) the Public Health Service Act (42 U.S.C. §§ 201 et seq.); (v) Laws relating to the collection, reporting, and the processing of any pricing or other data or any applicable rebate, discount, chargeback or adjustment, including under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), any state Medicaid supplemental rebate program, the 340B Drug Pricing Program (42 U.S.C. § 256b), VA Federal Supply Schedule (38 U.S.C. § 8126), Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), or under any state, provincial or territorial pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government program; (vi) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); (vii) the Inflation Reduction Act of 2022 (Public Law 117-169); (viii) all Laws regarding state pharmacy, wholesale, or distribution licensure and the distribution of prescription drugs or controlled substances; (ix) the EU Medical Device Regulation (MDR 2017/745); and (x) all comparable Laws.

“Health Care Permits” has the meaning set forth in Section 5.19(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Identified MNPI” has the meaning set forth in Section 7.17(b)(i).

“Indebtedness” means, with respect to any Person, without duplication, all obligations, liabilities or undertakings by such Person (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases (as determined in accordance with GAAP), (d) to pay the deferred and unpaid purchase price of property or equipment (excluding accounts payable), (e) for net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), or (f) pursuant to guarantees (other than a clearing house guarantee) of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (a) through (e) of this definition, in each case including all interest, penalties and other payments due with respect thereto, but excluding: (i) intercompany indebtedness, obligations, liabilities or undertakings (including any guarantees or arrangements having the economic effect of a guarantee) (x) solely between Parent and its Wholly Owned Subsidiaries or solely among Parent’s Wholly Owned Subsidiaries, or (y) solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries (as applicable); (ii) obligations, liabilities or undertakings for operating leases or real property leases; (iii) obligations, liabilities or undertakings in respect of interest rate and currency obligation swaps, hedges or similar arrangements or in respect of annuity insurance products created or entered into in the Ordinary Course of Business; (iv) obligations, liabilities or undertakings under outstanding letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds, performance bonds and similar instruments, other than amounts then due and owing and not being contested in good faith by appropriate proceedings; or (v) any redemption premium, prepayment penalty or similar payment with respect to capitalized leases contemplated by clause (c) of this definition to the extent the execution and delivery of this Agreement or the Closing would not reasonably be expected to trigger a default under such leases and such leases either are not required by their terms to be repaid in full at the Closing or do not require the lessor thereunder to offer to make a repayment as a result of the Closing.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 7.11) director or officer of the Company or any of its Subsidiaries when acting in such capacity, or Person serving as a director, officer, member, trustee or fiduciary of another entity or enterprise when acting in such capacity, including a Company Benefit Plan, at the request or benefit of the Company or any of its Subsidiaries, together with such individual’s respective heirs, executors, trustees, fiduciaries or administrators, in each case when acting in such capacity.

“Indentures” mean, collectively, the 2021A Indenture, the 2021B Indenture, the 2021C Indenture, the 2024A Indenture and the 2024B Indenture.

“India Parent” has the meaning set forth in the Preamble.

“Indian Overseas Investment Laws” means, collectively, the Indian Foreign Exchange Management Act, 1999 read with the Foreign Exchange Management (Overseas Investment) Rules, 2022, the Foreign Exchange Management (Overseas Investment) Regulations, 2022 and the Foreign Exchange Management (Overseas Investment) Directions, 2022, as amended, supplemented or re-enacted from time to time.

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies and self-insurance programs and arrangements maintained by the Company or any of its Subsidiaries.

“Intellectual Property Rights” means, any and all rights in or to any intellectual property or similar proprietary rights in any jurisdiction in the world, whether registered or unregistered, including the following: (a) inventions (whether or not patentable or reduced to practice), issued patents and patent applications (whether provisional or non-provisional), invention disclosures, patent disclosures and improvements thereto, including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Entity-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models); (b) trademarks, service marks, brands, certification marks, logos, slogans, trade dress, trade names, corporate names, business names, and other similar indicia of source or origin (whether registered or not), together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing; (c) works of authorship, whether or not copyrightable, copyrights and all registrations, applications for registration, and renewals thereof; (d) domain names, social media accounts and handles; (e) trade secrets, know-how and other similar confidential or proprietary information including, to the extent confidential or proprietary, formulas, any information embodied in an organism or any process to create such organism, compositions, financial and accounting data, technical data, customer lists, supplier lists, business plans, formulae, methods (whether or not patentable), specifications, designs, analyses, processes, procedures, source code, object code, and techniques, research and development information, industry analyses, drawings, databases, data collections and related information (collectively, “Trade Secrets”); and (f) industrial designs, applications for registration and registrations thereof.

“Intervening Event” means an Event with respect to the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries that was not actually known to, or reasonably foreseeable by, the Company Board as of the execution and delivery of this Agreement (or if it was actually known by the Company Board as of or prior to the execution and delivery of this Agreement, the material consequences of which were not actually known or reasonably foreseeable by the Company Board at such time); provided that under no circumstances shall any of the following be an Intervening Event or be taken into account in determining whether an Intervening Event has occurred: (a) an Event that is a result of an Acquisition Proposal or a Superior Proposal; (b) any change in the market price or trading volume of Shares, any change in the credit rating of the Company or any of its securities, or the Company failing to meet, meeting or exceeding internal or published projections, forecasts, guidance or revenue or earnings predictions, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to any of the foregoing in this clause (b) may constitute or be taken into account in determining whether an Intervening Event has occurred to the extent not otherwise excluded under this definition).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, software, hardware, systems, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, automated processes, interfaces, websites, platforms, control systems, and all other computer, telecommunications, information technology or operational technology equipment, and all associated documentation. For clarity, “IT Assets” excludes any Intellectual Property Rights.

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section 1.1(a) of the Company Disclosure Schedule and (b) with respect to Parent and/or Merger Sub, the actual knowledge of Dilip Shanghvi, Erik Zwicker, Sanjay Jerry, Jayashree Satagopan, in each case of the foregoing clauses (a) and (b) of this definition, after reasonable inquiry of such individuals’ direct reports on subject matters that are within the purview of the relevant direct reports’ job roles. For clarity, the foregoing shall not require such individuals to conduct (or have conducted) any third-party penetration, audit or similar scans or other investigations with respect to IT Assets or Personal Information, or any freedom-to-operate or clearance searches with respect to Intellectual Property Rights.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licensed Intellectual Property” means all Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Material Contract” has the meaning set forth in Section 5.11(a)(xx).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“Netherlands Subsidiary” has the meaning set forth in the Preamble.

“Non-U.S. Company Benefit Plan” has the meaning set forth in Section 5.12(a).

“Non-Wholly Owned Subsidiary” has the meaning set forth in Section 5.2(e).

“Notes” means, collectively, the notes issued pursuant to the Indentures.

“Notice Period” has the meaning set forth in Section 7.2(d)(iii).

“NSE” means the National Stock Exchange of India Limited.

“NYSE” means the New York Stock Exchange.

“Obligations” has the meaning set forth in Section 10.15(c).

“Offering Documents” has the meaning set forth in Section 7.17(b)(i).

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct by such Person in connection with the relevant business in accordance with such Person’s normal day-to-day customs, practices and procedures; provided, that, any good faith deviations that are justified due to wide-scale events generally affecting public health or the economy shall be deemed to be consistent with the ordinary course of business of such Person so long as such action is taken consistent with trends in both the industry and geographic markets in which such Person operates (including with respect to nature, scope and magnitude).

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Original Date” has the meaning set forth in Section 7.3(b).

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money laundering and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business, in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Other Company PSU” has the meaning set forth in Section 4.3(c).

“Other Company RSU” has the meaning set forth in Section 4.3(b).

“Outside Date” has the meaning set forth in Section 9.2(a).

“Owned Intellectual Property” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Owned IT Assets” means all IT Assets owned by the Company or its Subsidiaries.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 7.10(d).

“Parent Approvals” has the meaning set forth in Section 6.4(a).

“Parent Guarantors” has the meaning set forth in the Preamble.

“Parties” has the meaning set forth in the Preamble.

“Paying Agent” means the paying agent selected by Parent prior to the Effective Time that is reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).

“Paying Agent Agreement” means the Contract pursuant to which Parent shall appoint the Paying Agent, which shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).

“Payoff Letter” has the meaning set forth in Section 8.2(f).

“Per Share Merger Consideration” means $14.00 per Share in cash, without interest.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(b)(i).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate proceedings and for which appropriate reserves have been established in the Company Reports in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings and which are not, individually or in the aggregate, material; (c) other Encumbrances on Real Property that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted; (d) Encumbrances arising under or relating to applicable securities Laws; (e) with respect to the Company and its Subsidiaries, Encumbrances arising under or relating to this Agreement or any of the Organizational Documents of the Company or any of its Subsidiaries, respectively; (f) any licenses with respect to Intellectual Property Rights; and (g) any Encumbrances set forth in Section 1.1(c) of the Company Disclosure Schedule.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means information that (a) alone or in combination with other information held by the Company or any of its Subsidiaries, identifies a natural person or (b) otherwise constitutes “personal information”, “personally identifiable information”, “personal data”, “protected health information” or a similar term under applicable Laws.

“Pre-2026 Company PSU” has the meaning set forth in Section 4.3(c).

“Pre-2026 Company RSU” has the meaning set forth in Section 4.3(b).

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration, mediation or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Product(s)” has the meaning set forth in Section 5.19(a).

“Proxy Statement” has the meaning set forth in Section 7.5(a)(i).

“Real Property” means the Owned Real Property and Leased Real Property.

“Receiving Party” has the meaning set forth in Section 7.5(b)(iii).

“Redemption” has the meaning set forth in Section 7.16.

“Registered” means, with respect to Intellectual Property Rights, issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity.

“Remedial Actions” has the meaning set forth in Section 7.5(b)(ii)(D).

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Required Information” means

(a) within ninety days after the end of any fiscal year that occurs after the date of this Agreement and prior to the Closing Date, an audited consolidated balance sheet and the related audited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows of the Company and its Subsidiaries for such fiscal year prepared in accordance with U.S. GAAP, including an audit report thereon; and

(b) within sixty days after the end of any fiscal quarter (other than a fiscal quarter that is also the end of a fiscal year) that occurs after December 31, 2025 and prior to the Closing Date, an unaudited interim consolidated balance sheet and related unaudited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows of the Company and its Subsidiaries for each such fiscal quarter prepared in accordance with U.S. GAAP, except as may be indicated in the notes thereto and subject to the absence of footnotes and normal year-end adjustments.

“Required Regulatory Approvals” has the meaning set forth in Section 8.1(b).

“Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose.

“Restraint” has the meaning set forth in Section 9.2(b).

“Safety Notice” has the meaning set forth in Section 5.19(e).

“Sanctioned Person” means any Person that is: (i) designated on any list of Persons targeted by Sanctions; (ii) located, organized, or resident in, or the government of, a Sanctioned Territory; (iii) owned or controlled by one or more Persons described in (i) or (ii); or (iv) otherwise the target of any Sanctions.

“Sanctioned Territory” means any country or territory that is the target of comprehensive country-wide or territory-wide sanctions as of the date of this Agreement, Cuba, Iran, North Korea, the Crimea region and the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine.

“Sanctions” means any economic or trade sanctions, export controls, or restrictive measures enacted, imposed, administered or enforced by the U.S. government (including the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, and the U.S. Department of State), the United Nations Security Council, the European Union or its Member States, and the United Kingdom (including His Majesty’s Treasury).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” means any share of the Company Common Stock.

“Solvent” means, with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s obligations and liabilities on a consolidated basis (including contingent obligations and liabilities) is less than the sum of such Person’s assets on a consolidated basis, (b) such Person will not have, on a consolidated basis, unreasonably small capital to conduct the businesses in which it is engaged or intends to be engaged and (c) such Person has not incurred and does not intend to incur, or reasonably believes that it will incur, debts, including contingent and other obligations or liabilities, beyond its ability to pay such debts as they become absolute and mature in the Ordinary Course of Business.

“Specified Party” means the Person identified on Section 5.11(a)(xix) of the Company Disclosure Schedule.

“Stock Plan” means the Company’s 2021 Incentive Stock Plan, as amended and restated, effective June 10, 2025.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions or (b) the equity or ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Substantial Detriment” has the meaning set forth in Section 7.5(b)(ii)(D).

“Superior Proposal” means an unsolicited and bona fide written Acquisition Proposal made after the date of this Agreement that if the transactions or series of related transactions contemplated thereby were consummated would result in a Person or Group, other than Parent or any of its Subsidiaries or any Group that Parent or any of its Subsidiaries are members of, becoming the beneficial owner of, directly or indirectly, at least 50 percent or more of the: (a) total voting power of the equity securities of the Company and its Subsidiaries (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity); or (b) consolidated net revenues, net income or total assets, in each case of the foregoing clauses (a) and (b) of this definition, as of the date of such Acquisition Proposal (it being understood that (i) total assets include equity securities of Subsidiaries of the Company and (ii) shall be determined on a fair market value basis) that the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that if consummated would result in a transaction more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement (after taking into account any revisions to the terms and conditions of this Agreement proposed by Parent pursuant to Section 7.2(d)(iii) and such other factors the Company Board deems relevant acting in good faith) and is reasonably capable of being consummated in accordance with its terms.

“Surviving Corporation” has the meaning set forth in Section 2.3.

“Tail Period” means the six years from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes, including, for the avoidance of doubt, any amendments or supplements thereof, required to be filed with any Taxing Authority.

“Taxes” means all U.S. federal, state, local and non-U.S. income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, escheat and unclaimed property obligations, withholding, excise, production, value added, goods and services, tariff, ad valorem, occupancy and other taxes, duties, levies or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any such taxes, duties and assessments (such a Governmental Entity, a “Taxing Authority”), whether or not disputed.

“Taxing Authority” has the meaning set forth in the definition of “Taxes.”

“Termination Fee” means an amount equal to $120,000,000.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Transaction Litigation” has the meaning set forth in Section 7.13.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

1.2. Other Terms. Each of the capitalized terms used in this Agreement and not defined in Section 1.1 has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

1.3. Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or the context otherwise requires:

(i) all Preamble, Recital, Article, Section, clause, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses, exhibits and schedules to this Agreement and references to Schedules include the Company Disclosure Schedule;

(ii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(iii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(iv) words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(v) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”;

(vi) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(viii) the word “shall” denotes a directive and obligation, and not an option, and the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(ix) all accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP;

(x) whenever the word “transfer” is used, it shall be deemed to be followed by the words “including, if applicable, pursuant to the division of a limited liability company, limited partnership or other entity”;

(xi) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions;

(xii) the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(xiii) the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny;

(xiv) references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties shall be deemed satisfied if (A) such one or more Parties or Representatives thereof made such information or document available in the Data Room established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives, in each case in connection with the transactions contemplated by this Agreement prior to 11:00 a.m. (New York time) on April 26, 2026, or (B) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions at least one Business Day prior to the date of this Agreement;

(xv) references to days mean calendar days unless otherwise specified and when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified;

(xvi) all references to any (A) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (B) Law shall be a reference to such Law as amended, modified, supplemented, re-enacted, consolidated or replaced; and

(xvii) all references to (A) any Contract, other agreement, document or instrument (excluding this Agreement) includes all schedules, annexes, addendums, exhibits, any purchase orders or statements of work governed by any “terms of services” or similar conditions applicable to and any other documents attached thereto or incorporate therein by reference and (B) this Agreement means this Agreement (taking into account the provisions of Section 10.11(a)) as amended or otherwise modified from time to time in accordance with Section 10.5.

(c) The Company Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more provisions set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Schedule shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Company Material Adverse Effect.

(d) The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Closing; Certificate of Merger and Effective Time; The Merger

2.1. Closing. Subject to the provisions of Article IX, the closing of the Merger shall take place at 8:00 a.m., New York City time remotely by the exchange of documents and signatures (or their electronic counterparts) or, to the extent such exchange is not practicable, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, 10004, on the third Business Day after the date the conditions set forth in Article VIII (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived by the party or parties entitled to the benefit of such conditions, or at such other place, and at such other time, or on such other date as the Parties may mutually agree in writing; provided, that, unless the Parties mutually agree in writing otherwise, if the Blackout Period is occurring at the time of the satisfaction or waiver of the conditions set forth in Article VIII (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at the Closing), the Closing shall occur on the earliest to occur of (a) a date during the Blackout Period specified by the Company on no less than five Business Days’ notice to Parent, (b) the first Business Day immediately following the final day of the Blackout Period and (c) such other date, time or place as the Parties hereto shall mutually agree in writing.

2.2. Certificate of Merger and Effective Time. As promptly as practicable following the Closing, but on the Closing Date, the Parties shall (a) cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (b) deliver and tender, or cause to be delivered or tendered, as applicable, any Taxes and fees and make all other filings or recordings required under the DGCL in connection with such filing of the Certificate of Merger and the Merger, which shall become effective at the date and time when the Certificate of Merger has been executed and filed pursuant to clause (a) of this Section 2.2, or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger so executed and filed (such date and time, as applicable, the “Effective Time”).

2.3. The Merger. Subject to the terms and conditions of this Agreement and pursuant to Section 251 and Section 259 of the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company shall continue unaffected by the Merger, and (c) the Merger shall have such other applicable effects as set forth in the DGCL.

ARTICLE III

Certificate of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation

3.1. Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall, by virtue of the Merger, be amended and restated in its entirety to read substantially as set forth in Exhibit A, until thereafter duly amended, restated or amended and restated as provided therein and/or by applicable Law, in each case consistent with the obligations set forth in Section 7.11.

3.2. Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended, restated or amended and restated as provided therein, by the Charter and/or by applicable Law, in each case consistent with the obligations set forth in Section 7.11.

3.3. Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

3.4. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

4.1. Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a) Merger Consideration. Each Eligible Share shall be converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate, and each Book-Entry Share, shall thereafter only represent the right to receive the Per Share Merger Consideration, payable pursuant to Section 4.2.

(b) Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights any Dissenting Stockholders may have pursuant to Section 4.2(f) with respect to any Excluded Shares that are Dissenting Shares.

(c) Merger Sub. Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, par value $0.01 per share, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

4.2. Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Paying Agent.

(i) At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares pursuant to Section 4.2(b) (such cash, the “Exchange Fund”).

(ii) Pursuant to the Paying Agent Agreement, the Paying Agent shall, among other things, (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration pursuant to the terms and conditions of this Agreement and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by an internationally recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the aggregate Per Share Merger Consideration as contemplated by Section 4.1, or to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the aggregate Per Share Merger Consideration in respect of any Dissenting Shares that become Eligible Shares pursuant to the last sentence of Section 4.2(f), Parent shall, or shall cause the Surviving Corporation to, promptly deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Paying Agent for the Exchange Fund so as to ensure that the Exchange Fund is at all relevant times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 4.2(b) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Effective Time (but in any event within three Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Parent and the Company may reasonably mutually agree), and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article IV.

(ii) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Per Share Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii) Upon surrender to the Paying Agent of Eligible Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this 4.2(b)(iii), pursuant to such materials and instructions contemplated by Section 4.2(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to

Section 4.2(a)(ii), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares by (2) the Per Share Merger Consideration, and each Certificate so surrendered shall forthwith be cancelled.

(iv) In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued by the Paying Agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. None of Parent, Merger Sub or the Surviving Corporation shall have any liability for any such Taxes in the circumstances described in this Section 4.2(b)(iv). Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares for 180 days from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 4.2 shall thereafter look only to the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Article IV, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Notwithstanding any other provision of this Agreement, any amounts remaining unclaimed by holders of any such Certificate or Book-Entry Shares five years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in a form and substance reasonably acceptable to the Paying Agent and Parent, of such fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration.

(f) Appraisal Rights. Subject to the last sentence of this Section 4.2(f), no Dissenting Stockholder shall be entitled to receive the Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder and each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and such Dissenting Stockholder shall cease to have any other rights with respect to such Dissenting Shares. The Company (i) shall give Parent prompt notice and copies of any written demands for appraisal, actual, attempted or purported written withdrawals of such demands, and any other instruments served pursuant to (or purportedly pursuant to) applicable Law that are received by the Company relating to the Company’s stockholders’ demands of appraisal and (ii) shall not participate in any negotiations or Proceedings with respect to any written demand for appraisal under the DGCL without Parent or its Representatives, including any determination to make any payment or deposit with respect to any of the Dissenting Stockholders with respect to any of their Dissenting Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Proceedings regarding appraisal. Parent shall be entitled to lead the negotiations and Proceedings with respect to any such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or deposit with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder shall have effectively withdrawn or otherwise waived or lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Shares and thereupon converted into the right to receive the Per Share Merger Consideration with respect to such Shares pursuant to this Article IV.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be timely remitted to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Equity Awards in respect of which such deduction and withholding was made. The Parties hereby agree to take commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding.

4.3. Treatment of Company Equity Awards.

(a) Company Options. At the Effective Time, each outstanding option to purchase Shares under the Stock Plan (a “Company Option”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled, and each Company Option shall be terminated and shall only entitle the holder of such Company Option to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), an amount in cash equal to the product of (i) the number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price per Share of such Company Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Option which has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration shall be terminated and cancelled at the Effective Time for no consideration or payment.

(b) Company RSUs. At the Effective Time, (i) each outstanding restricted stock unit under the Stock Plan granted prior to calendar year 2026 (each, a “Pre-2026 Company RSU”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, accelerate in full and (ii) each Pre-2026 Company RSU shall, automatically and without any required action on the part of the holder thereof, be terminated and cancelled and shall only entitle the holder of such Pre-2026 Company RSU to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), an amount in cash equal to (x) the number of Shares subject to such Pre-2026 Company RSU immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Pre-2026 Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. Notwithstanding the foregoing, each outstanding restricted stock unit under the Stock Plan granted in calendar year 2026 or later (each, an “Other Company RSU”) shall not be subject to the acceleration or cancellation treatment described in the preceding sentence and shall instead, as of the Effective Time, automatically and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be assumed by Parent and converted into a cash-based successor restricted stock unit award (such award, a “Converted RSU Award”) with a value equal to the product of (I) the number of Shares subject to such Other Company RSU immediately prior to the Effective Time multiplied by (II) the Per Share Merger Consideration. Each Converted RSU Award shall be payable in cash and shall continue to be governed by the same terms and conditions (including with respect to vesting and forfeiture) that were applicable to the corresponding Other Company RSU immediately prior to the Effective Time, and shall be paid (less applicable Taxes required to be withheld with respect to such payment) as soon as reasonably practicable following the date on which such Converted RSU Award vests in accordance with such terms and conditions; provided, however, that, to the extent the holder of a Converted RSU Award is subject to a Covered Termination following the Effective Time, such Converted RSU Award shall vest in full and be paid in accordance with its terms.

(c) Company PSUs. At the Effective Time, (i) each outstanding performance share unit under the Stock Plan granted prior to calendar year 2026 (each, a “Pre-2026 Company PSU”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, accelerate, and (ii) each Pre-2026 Company PSU shall, automatically and without any required action on the part of the holder thereof, be terminated and, subject to Section 4.3(c) of the Company Disclosure Schedule, cancelled and shall only entitle the holder of such Pre-2026 Company PSU to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the Effective Time), an amount in cash equal to (x) the number of Shares subject to such Pre-2026 Company PSU immediately prior to the Effective Time based on target performance multiplied by (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Pre-2026 Company PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. Notwithstanding the foregoing, each performance stock unit of the Company that is outstanding as of immediately prior to the Effective Time granted in calendar year 2026 or later (each, an “Other Company PSU”) shall not be subject to the acceleration or cancellation treatment described in the preceding sentence and shall instead, as of the Effective Time, automatically and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be assumed by Parent and converted into a cash-based award (such award, a “Converted PSU Award”) with a value equal to the product of (I) the number of Shares subject to such Other Company PSU immediately prior to the Effective Time based on target performance multiplied by (II) the Per Share Merger Consideration. Each Converted PSU Award shall be payable in cash and shall continue to be governed by the same terms and conditions (including with respect to service-based vesting and forfeiture) that were applicable to the corresponding Other Company PSU immediately prior to the Effective Time, and shall be paid (less applicable Taxes required to be withheld with respect to such payment) as soon as reasonably practicable following the date on which such Converted PSU Award vests in accordance with such terms and conditions; provided, however, that (x) the Converted PSU Award shall not be subject to performance-based vesting conditions; and (y) to the extent the holder of a Converted PSU Award is subject to a Covered Termination following the Effective Time, such Converted PSU Award shall vest in full and be paid in accordance with its terms.

(d) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Equity Awards pursuant to Section 4.3(a), Section 4.3(b) and Section 4.3(c), as applicable and(ii) cause the Stock Plan to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation shall be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

4.4. Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

ARTICLE V

Representations and Warranties of the Company

Except as set forth in the Company Reports filed or furnished on or after the December 31, 2024, and at least one (1) Business Day prior to the date of this Agreement and correct and complete copies of which have been made available to Parent, but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature (provided that the foregoing shall not apply to the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 5.10, Section 5.21 and Section 5.22), or in the corresponding sections of the confidential disclosure schedule delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1. Organization, Good Standing and Qualification.

(a) The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted except where the failure to be in good standing or have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) The Company has made available to Parent correct and complete copies of the Company’s Organizational Documents that are in full force and effect as of the date of this Agreement.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 25,000,000 shares of Company Preferred Stock. As of the Capitalization Date: (i) 262,600,862 Shares were issued and outstanding; (ii) no shares of Company Preferred Stock were issued and outstanding; (iii) no Shares were issued and held by the Company in its treasury; (iv) 5,881,287 Shares were subject to outstanding Company Options (whether vested or unvested), 19,487,761 Shares were subject to outstanding Company RSUs, and 2,846,073 Shares were subject to outstanding Company PSUs (assuming achievement of applicable performance goals at target levels); and (v) no Shares were reserved for issuance other than 6,875,054 Shares reserved for issuance pursuant to the Stock Plan. Since the Capitalization Date and until the date of this Agreement, no Shares or other securities have been repurchased or redeemed or issued (other than with respect to the vesting, settlement or delivery of Company Equity Awards outstanding prior to the Capitalization Date and pursuant to the terms of the Stock Plan in effect on the Capitalization Date), and no Shares or other securities have been reserved for issuance, except pursuant to the terms of the Stock Plan in effect on the Capitalization Date, and no Company Equity Awards have been granted.

(b) Neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the stockholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(c) The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Exchange Act.

(d) Section 5.2(d) of the Company Disclosure Schedule sets forth a correct and complete list of all outstanding Company Equity Awards as of the Capitalization Date, setting forth with respect to each such Company Equity Award (to the extent applicable and to the extent permitted by applicable Law), (i) the name or employee identification number of the holder, (ii) the date of grant, (iii) the total number of shares of Company Common Stock subject to such Company Equity Award (at target and maximum), (iv) the vesting schedule, (v) the exercise price, (vi) the expiration date, and (vii) whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code. Each Company Equity Award was granted in compliance with all applicable Laws and the terms and the conditions of the Stock Plan and each Company Option has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant. Each Company Option grant was made in accordance with the terms of the Stock Plan, applicable Law and Section 409A of the Code. The Company has delivered to Parent true and complete copies of the Stock Plan and form of agreement evidencing each Company Equity Award, and has also delivered any other award agreements to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply.

(e) Section 5.2(e) of the Company Disclosure Schedule sets forth, as of the date of this Agreement: (i) each of the Company’s Subsidiaries; (ii) whether or not each such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”); and (iii) for each Non-Wholly Owned Subsidiary, (A) the percentage of the Company’s ownership interest, direct or indirect, in each such Subsidiary, and (B) to the Knowledge of the Company, the percentage of such other Person or Persons’ ownership interest in each such Subsidiary, and the name of such other Person or Persons.

(f) All of the outstanding shares of capital stock of the Company and its Subsidiaries have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Upon the issuance of any Shares in accordance with the terms of the Stock Plan in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance).

(g) Except as set forth in Section 5.2(a)-5.2(e) above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Other than the Company Equity Awards granted pursuant to the Stock Plan, neither the Company nor any of its Subsidiaries has any outstanding options, restricted stock units, performance share units, stock appreciation rights, phantom equity, profits interests or other equity or equity-based awards, compensation rights or similar rights or interests with respect to any securities of the Company or any of its Subsidiaries.

(h) There are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of, or providing for registration rights with respect to, the Company or any of its Subsidiaries.

5.3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to obtaining the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has, at a duly convened and held meeting: (i) (A) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (B) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of Shares, other than Excluded Shares that are not Dissenting Shares, and (C) resolved to recommend that the holders of Shares adopt this Agreement at the Company Stockholders Meeting (the “Company Recommendation”); (ii) directed that this Agreement be submitted to the holders of Shares for their adoption at the Company Stockholders Meeting; and (iii) received the opinion of its financial advisor, Morgan Stanley & Co. LLC, to the effect that the Per Share Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders of Shares, other than Excluded Shares. Promptly following the execution of this Agreement, the Company will make available to Parent a written copy of such opinion.

5.4. Governmental Filings; No Violations.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any Governmental Entity other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NYSE, (v) under the Takeover Statutes and state securities and “blue sky” Laws, (vi) required to be made to reflect the consummation of the Merger with the relevant authorities of the jurisdictions in which Parent and the Company are qualified to do business and (vii) set forth in Section 5.4(a)(vii) of the Company Disclosure Schedule (collectively, the “Company Approvals”), assuming the accuracy of the representations and warranties set forth in Section 6.4(a), except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the Requisite Company Vote is obtained, constitute or result in a breach of the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement) the Requisite Company Vote is obtained and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach of any Law to which the Company or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach of, or cause or permit a termination or modification of or acceleration, loss or creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, any Material Contract or any License necessary to the conduct of the business of the Company or any its Subsidiaries as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 5.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

5.5. Compliance with Laws; Licenses.

(a) Compliance with Laws.

(i) Since the Applicable Date, the (A) businesses of the Company and each of its Subsidiaries have not been, and are not being, conducted in violation of any applicable Law and (B) neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other communication from a Governmental Entity asserting any noncompliance with any applicable Law by the Company or any of its Subsidiaries that has not been cured, in each case, except as would not be material to the

Company and its Subsidiaries (taken as a whole) or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(ii) Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(iii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) FCPA and Other Anti-Bribery Laws.

(i) The Company and its Subsidiaries have implemented and maintain in effect, and will continue to implement and enforce, policies and procedures designed to ensure compliance by the Company and each of its Subsidiaries and their respective directors, officers, employees and agents with the FCPA and the Other Anti-Bribery Laws, in each case, except as would not be material to the Company and its Subsidiaries (taken as a whole).

(ii) Each of the Company and its Subsidiaries, and their directors and officers, and to the Knowledge of the Company, employees, agents, affiliates and representatives of the Company and its Subsidiaries, has conducted its business in compliance with the FCPA and the Other Anti-Bribery Laws, and the Company and its Subsidiaries will conduct their business in a manner designed to promote and achieve compliance with the FCPA and the Other Anti-Bribery Laws and have maintained such policies and procedures in full force and effect, in each case, except as would not be material to the Company and its Subsidiaries (taken as a whole).

(c) Sanctions.

(i) Each of the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Sanctions.

(ii) Neither the Company nor any of its Subsidiaries nor any director, officer, nor to the Knowledge of the Company, employee, agent, affiliate or representative of the Company or any of its Subsidiaries: (i) is a Sanctioned Person; or (ii) has, since the Applicable Date, engaged in or is now engaged in any dealings or transactions with, or on behalf or for the benefit of, any Sanctioned Person, or in or involving any Sanctioned Territory, in each case to the extent such activities would cause the Company or any of its Subsidiaries to violate applicable Sanctions.

(iii) The Company and its Subsidiaries have implemented and maintain in effect, and will continue to implement and enforce, policies and procedures designed to ensure reasonable compliance by the Company and each of its Subsidiaries and their respective directors, officers, employees and agents with applicable Sanctions.

(iv) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent, affiliate or representative of the Company or any of its Subsidiaries, has, since the Applicable Date made any disclosure to any Governmental Entity with respect to an actual or apparent violation of applicable Sanctions or has been subject to civil or criminal penalties or, to the Knowledge of the Company, been the subject of any allegation, notice, investigation, prosecution or other enforcement action with respect to Sanctions imposed by any Governmental Entity. No Proceeding by any Governmental Entity administering Sanctions with respect to an apparent or actual violation of any applicable Sanctions is now pending or has been asserted or, to the Knowledge of the Company, threatened with respect to the Company or its Subsidiaries.

(d) Licenses. The Company and each of its Subsidiaries has obtained, holds and is in compliance with all Licenses necessary to conduct their respective businesses as currently conducted and neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other communication from a Governmental Entity asserting any non-compliance with any such Licenses by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, in each case, except as would not be material to the Company and its Subsidiaries (taken as a whole).

5.6. Company Reports.

(a) All Company Reports filed or furnished since the Applicable Date have been filed or furnished on a timely basis and all fees related thereto have been timely paid. Correct and complete copies of each of the Company Reports filed or furnished since the Applicable Date and prior to the date of this Agreement have been made available to Parent.

(b) Each of the Company Reports filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of the last such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will comply (as applicable), as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable. The Company Reports filed or furnished since the Applicable Date have not and will not (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, in each case when filed or furnished, or with respect to any proxy statement filed pursuant to the Exchange Act, on the date of the applicable meeting, except that any such Company Report that is a registration statement filed pursuant to the Securities Act, did not and will not (as applicable), contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading on the date of effectiveness of such Company Report that is such a registration statement. Notwithstanding any of the foregoing sentences, the Company makes no representation or warranty with respect to (x) any information furnished by or on behalf of Parent or Merger Sub for use or inclusion in any such document or (y) the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

(c) There are no outstanding or unresolved comments received from the SEC with respect to any of the Company Reports filed or furnished since the Applicable Date and to the Knowledge of the Company, none of the Company Reports are subject to ongoing SEC review or investigation.

(d) None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act or similar foreign authority.

5.7. Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) The Company maintains disclosure controls and procedures required and as defined by Rule 13a-15 and 15d-15, as applicable, under the Exchange Act designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(b) The Company maintains internal control over financial reporting required and as defined by Rule 13a-15 and 15d-15, as applicable, under the Exchange Act designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements.

(c) The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any material weaknesses in internal control over financial reporting, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent (i) a correct and complete summary of any disclosure made by management to the Company’s auditors and Audit Committee contemplated by Section 5.7(c) since the Applicable Date, (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the Audit Committee required or contemplated by listing standards of the NYSE, the Audit Committee’s charter or professional standards of the Public Company Accounting Oversight Board and (iii) a correct and complete summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law.

(e) No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company’s chief legal officer, Audit Committee (or other committee of the Company Board designated for the purpose) or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

5.8. Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) Financial Statements. Each of the consolidated balance sheets and consolidated statements of income, comprehensive income, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports filed since the Applicable Date: (i) were or will be prepared (as applicable), in each case in accordance with applicable Law, in all material respects, and GAAP, except as may be noted therein; and (ii) did or will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal and recurring year-end audit adjustments that will not be material in amount or effect).

(b) No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheet included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet, (iii) incurred pursuant to this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise that would be required by GAAP to be reflected or reserved against in a consolidated balance sheet of the Company (or the notes thereto), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole).

(c) Off-Balance Sheet Arrangements. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and/or one or more of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation  S-K of the Securities Act).

5.9. Litigation.

(a) As of the date of this Agreement, there are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party, except as would not be material to the Company and its Subsidiaries (taken as a whole) or prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries (nor any of their respective properties, assets or businesses) is a party to or subject to the provisions of any Order, and, to the Knowledge of the Company, there is no investigation by any Governmental Entity involving the Company or any Subsidiaries or any of their respective properties or assets, except as would not be material to the Company and its Subsidiaries (taken as a whole) or prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

5.10. Absence of Certain Changes.

(a) Since December 31, 2025, and until the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business and (ii) the Company and its Subsidiaries have not taken any action that would have required Parent’s consent pursuant to Sections 7.1(a)(ii), (iii), (iv), (vii), (viii), (xvi), (xvii), (xix), or (xxi).

(b) Since December 31, 2025, there has not been any Event that, individually or in the aggregate with such other Events, has resulted in or would reasonably be expected to result in a Company Material Adverse Effect that has not been cured such that the Company Material Adverse Effect no longer exists.

5.11. Material Contracts.

(a) Except for this Agreement, Section 5.11(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, and the Company has made available to Parent true, correct and complete copies (including, for the avoidance of doubt, any amendments or supplements thereto), of:

(i) each Contract with the 20 largest suppliers of the Company and its Subsidiaries, taken as a whole, based on aggregate expenditures during the fiscal year ended December 31, 2025;

(ii) each Contract with the five largest U.S. distributors of the Company and its Subsidiaries, taken as a whole, based on aggregate revenues during the fiscal year ended December 31, 2025;

(iii) in respect of the eight largest non-U.S. jurisdictions of the Company and its Subsidiaries, taken as a whole, based on aggregate revenues during the fiscal year ended December 31, 2025, each Contract with the five largest customers and five largest distributors of the Company and its Subsidiaries, taken as a whole, based on aggregate revenues during the fiscal year ended December 31, 2025;

(iv) each Contract that has (A) continuing obligations or interests involving “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones which could result in an aggregate payment in excess of $25,000,000 or (B) payment of royalties or other amounts calculated based upon sales, revenue, income or similar measure of the Company or its Subsidiaries which could result in an aggregate payment in excess of $10,000,000;

(v) each Contract (other than those solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries) relating to Indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $25,000,000;

(vi) each Contract pursuant to which the Company or any of its Subsidiaries grants or receives a license under Intellectual Property Rights, where such Contract is material to the business of the Company or any of its Subsidiaries (taken as a whole), other than (1) licenses or other rights to use or access commercially available off-the-shelf IT Assets, (2) non-exclusive licenses granted in the Ordinary Course of Business, and (3) invention assignments and employee- and contractor-related agreements on substantially the same terms as forms made available to Parent prior to the date hereof;

(vii) each Contract for any Leased Real Property or the lease of personal property providing, in each case, for annual payments thereunder of $1,000,000 or more;

(viii) each Contract related to a collective bargaining arrangement or with a labor union, labor organization, works council or similar organization;

(ix) each Contract pursuant to which the Company or any of its Subsidiaries entered into to any settlement of any material Proceeding entered into since the Applicable Date;

(x) each Contract with (a) any federal U.S. Governmental Entity to purchase Products in which the Company has received in excess of $10,000,000 in aggregate revenue during the fiscal year ended December 31, 2025, or (b) any non-U.S. Governmental Entity to purchase Products in respect of the five largest non-U.S. jurisdictions of the Company and its Subsidiaries, taken as a whole, based on aggregate revenues during the fiscal year ended December 31, 2025, other than Contracts with any Governmental Entity that is a hospital; provided, that, with respect to Canada, the Contracts covered by this clause (x) shall be deemed to be limited to the ten largest Contracts with Governmental Entities (other than any hospital) to purchase Products of the Company and its Subsidiaries, taken as a whole, based on aggregate revenues during the fiscal year ended December 31, 2025;

(xi) each partnership, limited liability company, joint venture or other similar agreement in which the Company or any of its Subsidiaries owns more than 5% voting or economic interest, except for any such agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(xii) each Contract relating to the, direct or indirect, acquisition or disposition of any capital stock or other securities, assets or business (whether by merger, sale of stock, sale of assets or otherwise) (A) that was entered into after the Applicable Date and (B) in each case with a fair market value or purchase price in excess of $25,000,000 and pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay or receive any earn-out, deferred or other contingent payments;

(xiii) each Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business reasonably expected to result in payments with a value in excess of $5,000,000 in the aggregate in any 12-month period;

(xiv) each material Contract that (A) purports to restrict the ability of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates from (1) directly or indirectly, engaging in any business or competing in any business (or any line of business or geographic region) with any Person (including soliciting clients or customers), (2) operating its business in any manner or location, or (3) enforcing any of its rights with respect to any of its material assets, (B) would require the direct or indirect disposition of any material assets or line of business of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates, or the direct or indirect acquisition by the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates, of any material assets or line of business of any other Person, or (C) grants “most favored nation” status to any other Person that, including those that, at or after the Effective Time, would purport to apply to Parent or any of its Affiliates or (D) contains any take or pay provisions;

(xv) each Contract containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(xvi) each Contract that prohibits the payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(xvii) each Contract that was not, to the Knowledge of the Company, negotiated and entered into on an arm’s length basis reasonably expected to result in payments with a value in excess of $5,000,000 in any twelve-month period, except for any such Contract solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(xviii) each Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or shares of common stock of any of their respective Affiliates, on the other hand, other than offer letters that can be terminated at will without severance, termination or “change of control” obligations and Contracts pursuant to the Stock Plan;

(xix) each Contract between the Company or any of its Subsidiaries, on the one hand, and the Specified Party or any of its Affiliates, on the other hand, which could result in aggregate payments in excess of $20,000,000;

(xx) each other Contract or group of related Contracts not otherwise described in the foregoing clauses (i) through (xviii) of this Section 5.11(a) that if terminated or subject to a breach or default by any party thereto, would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect (together with each Contract constituting any of the foregoing types of Contracts described in clauses (i) through (xix) of this Section 5.11(a), a “Material Contract”).

(b) Except for expirations, including any non-renewals, in the Ordinary Course of Business and in accordance with the terms of such Material Contract, each Material Contract is in full force and effect, valid and binding on, and enforceable against, the Company and/or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) There is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. During the period commencing on January 1, 2025 and ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any third party to any Material Contract that such party intends to terminate, not renew or adversely modify such Material Contract, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

5.12. Employee Benefits.

(a) Section 5.12(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan and separately identifies each such Company Benefit Plan maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Company Benefit Plan”).

(b) With respect to each material Company Benefit Plan other than the Non-U.S. Company Benefit Plans, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including, for the avoidance of doubt, any amendments or supplements thereto, and all related trust documents or other funding vehicle documents (or where no such copies are available, a written description thereof), (ii) the most recently prepared actuarial report, (iii) the most recent nondiscrimination testing results and (iv) all material correspondence to or from any Governmental Entity received in the last three years with respect thereto (or where no such copies are available, a written description thereof). The Company will, not later than thirty Business Days following the date hereof, make available to Parent correct and complete copies of the items in clauses (i), (ii), (iii) and (iv) above, to the extent applicable to each material Non-U.S. Company Benefit Plan.

(c) Each Company Benefit Plan (including any related trusts, but excluding Non-U.S. Company Benefit Plans) has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code (to the extent applicable), all contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects (or such applicable alternate accounting standard) and there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(d) With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter, (iii) the most recent actuarial report, if applicable and (iv) the two most recent annual reports (Form 5500 or Form 990 series and, for the avoidance of doubt, all schedules and financial statements attached thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or Section 4976 of the Code in an amount that could be material to the Company and its Subsidiaries, taken as a whole.

(f) Neither the Company nor any Company ERISA Affiliate has in the last six years sponsored, maintained contributed (or has any obligation) to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six years. Neither the Company nor any Company ERISA Affiliate has incurred any withdrawal liability (including any contingent or secondary withdrawal liability) under Part 1 of Subtitle E of Title IV of ERISA, and no event has occurred that would reasonably be expected to give rise to any such withdrawal liability. No Company Benefit Plan is (i) a “multiple employer plan” (within the meaning of the Code or ERISA), (ii) a “funded welfare plan” within the meaning of Section 419 of the Code or (iii) sponsored by a human resources or benefits outsourcing entity, professional employer organization or other similar vendor or provider or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(g) None of the execution and delivery of or the performance under this Agreement by the Company or the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) entitle any employee of the Company or any of its Subsidiaries to compensation, severance pay or any material increase in compensation or severance pay (other than severance pay required by any Law), (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due under any Company Benefit Plan, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, (v) limit or restrict the right to merge, terminate, materially amend or otherwise modify or transfer the assets of any Company Benefit Plan on or following the Effective Time or (vi) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(h) Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(i) All Non-U.S. Company Benefit Plans comply with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and there are no material unfunded or under-funded liabilities with respect to any Non-U.S. Company Benefit Plan in excess of the amounts so funded or book-reserved. Each Non-U.S. Company Benefit Plan that is required to be registered or approved by any Governmental Entity has been so registered or approved and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect such registration or approval. As of the date hereof, there is no pending or threatened material litigation relating to any Non-U.S. Company Benefit Plan.

5.13. Labor Matters.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations to organize any employees of the Company or any of its Subsidiaries.

(b) There is no and since the Applicable Date there has not been any strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened, except as would not reasonably be expected to result, individually or in the aggregate, in any material liability to the Company or any of its Subsidiaries. The Company and each of its

Subsidiaries is in compliance in all material respects with all applicable Laws regarding labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees and independent contractors, discrimination, harassment and equitable pay practices), and occupational safety and health. There is no pending or, to the Knowledge of the Company, any threatened Proceeding brought by or on behalf of, or otherwise involving, any current or former employee, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involves the labor or employment relations and practices of the Company or any of its Subsidiaries that would reasonably be expected to result, individually or in the aggregate, in any material liability to the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

(d) Neither the Company nor any of the Subsidiaries is a party to a settlement agreement with a member of the Company Board or employee of the Company and its Subsidiaries, in each case who is subject to the reporting requirements of Section 16(a) of the Exchange Act, that involves allegations relating to sexual harassment, unlawful discrimination or other similar misconduct made by any current or former employee or independent contractor of the Company or any Subsidiary against such individual, in each case, entered into in the last two years. To the Knowledge of the Company, in the past two years, no allegations of sexual harassment, unlawful discrimination or other similar misconduct have been made in writing against any member of the Company Board or employee of the Company and its Subsidiaries in each case who is subject to the reporting requirements of Section 16(a) of the Exchange Act by any employee or independent contractor of the Company or any Subsidiary against such individual.

5.14. Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (i) since the Applicable Date, the Company and its Subsidiaries have obtained and maintained all Environmental Permits required under applicable Environmental Laws for the conduct of their respective businesses as presently conducted and complied with applicable Environmental Laws and Environmental Permits; (ii) since the Applicable Date, there are no pending or, to the Knowledge of the Company, threatened Proceedings alleging potential liability, remediation or investigation obligation or responsibility for violation of, or otherwise relating to, any applicable Environmental Law or Environmental Permit; (iii) since the Applicable Date, to the Knowledge of the Company, there are no underground or aboveground storage tanks or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Materials are being or have been treated, stored, released, discharged or disposed on any Real Property currently owned, leased or operated by the Company and its Subsidiaries except as in compliance with Environmental Laws or, to the Knowledge of the Company, on any property formerly owned, leased or operated by the Company or its Subsidiaries or any other location where the Company or its Subsidiaries could have liability under Environmental Law; (iv) to the Knowledge of the Company, and except as in compliance with Environmental Laws, there is no asbestos or asbestos-containing material on any Real Property; (v) since the Applicable Date, to the Knowledge of the Company, Hazardous Materials have not been generated, treated, stored, released, discharged or disposed of by the Company or its Subsidiaries at any location in a manner which could give rise to liability under Environmental Laws; (vi) to the Knowledge of the Company, the Real Property does not contain any Hazardous Materials in amounts or concentrations which (x) constitute a violation of, (y) require remedial action or investigation under or (z) give rise to liability under, Environmental Laws; and(vii) neither the Company nor any of its Subsidiaries is undertaking, and has not completed, either individually or together with other potentially responsible parties, any investigation or assessment or remedial or response action relating to any actual or threatened release, discharge or disposal of Hazardous Materials at any site or location, either voluntarily or pursuant to an Order or the requirements of any Environmental Law.

(b) The Company has made available to Parent correct and complete copies of all material environmental studies, audits and assessments prepared with respect to the Company or any of its Subsidiaries or the Real Property since the Applicable Date that are in its possession or reasonable control.

5.15. Tax Matters.

(a) Except as would not be material to the Company and its Subsidiaries (taken as a whole), the Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are true, correct and complete in all respects, (ii) have paid all Taxes that are required to be paid, except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) have complied in all respects with all information reporting (and related withholding) and record retention requirements and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to automatic extensions of time to file Tax Returns, or extensions of time to file Tax Returns obtained in the Ordinary Course of Business), which waiver or agreement, as applicable, remains in effect.

(b) Except as would not be material to the Company and its Subsidiaries (taken as a whole), (i) no deficiency with respect to an amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries and (ii) there are no pending or, to the Knowledge of the Company, threatened Proceedings by any Governmental Entity regarding any Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries, in each case for clauses (i) and (ii), which have not been satisfied by payment, settled, closed, withdrawn or otherwise resolved.

(c) Except as would not be material to the Company and its Subsidiaries (taken as a whole), in the three-year period prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received a written claim by any Taxing Authority in a jurisdiction in which the Company or such Subsidiary (as applicable) does not pay Taxes or file Tax Returns that it is required to pay Taxes or file any income Tax Return in that jurisdiction that were not paid or was not filed, respectively, which such written claim has not been resolved.

(d) Except as would not be material to the Company and its Subsidiaries (taken as a whole), there are no Encumbrances for Taxes (other than any Permitted Encumbrance) on any of the assets of the Company or any of its Subsidiaries.

(e) Except as would not be material to the Company and its Subsidiaries (taken as a whole), neither the Company nor any of its Subsidiaries is a party to, or is bound by, any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) such an agreement or arrangement solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries or (B) ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(f) Except as would not be material to the Company and its Subsidiaries (taken as a whole), neither the Company nor any of its Subsidiaries (i) has, since the Applicable Date, been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any obligation or liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract (other than Contracts entered into in the Ordinary Course of Business that are not primarily related to Taxes) or otherwise.

(g) Neither the Company nor any of its Subsidiaries has been, within the past two years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) Except as would not be material to the Company and its Subsidiaries (taken as a whole), neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) Except as would not be material to the Company and its Subsidiaries (taken as a whole), neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code, (ii) installment sale or open transaction on or prior to the Closing Date, (iii) accounting method change, use of an improper method of accounting or agreement with any Tax authority occurring prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date or (v) intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law) entered into or created on or prior to the Closing Date. Neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code (or any similar provision of Law).

(j) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has a request for any private letter ruling, administrative relief or technical advice pending with any Governmental Entity that relates to material Taxes or Tax Returns of the Company or any of its Subsidiaries.

(k) Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in Section 5.12 (to the extent such representations and warranties relate to Tax matters) and this Section 5.15 constitute the sole and exclusive representations and warranties of the Company and its Subsidiaries in this Agreement with respect to Tax matters, and no other section of this Agreement shall be treated as containing any express or implied representations or warranties with respect to Tax matters.

5.16. Real Property.

(a) Section 5.16(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Owned Real Property and material Leased Real Property, together with (i) a description of the principal functions conducted at each parcel of Owned Real Property and material Leased Real Property and (ii) a correct street address and such other information as is reasonably necessary to identify each parcel of Owned Real Property and material Leased Real Property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, with respect to the Leased Real Property, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) there is no breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no event has occurred that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such leases or subleases by the Company, any of its Subsidiaries or any other party thereto, and (iii) there are no written or oral subleases, concessions, licenses, occupancy agreements or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any of the Leased Real Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Owned Real Property has been maintained in accordance with normal industry practice, is in good operating condition and repair, except for ordinary wear and tear, and is suitable for the purposes for which it is currently used.

(d) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of any pending or threatened condemnation of any Owned Real Property or any material Leased Real Property by any Governmental Entity, nor, to the Knowledge of the Company, are there any public improvements or re-zoning measures proposed or in progress that would result in special assessments against or would otherwise adversely affect the Owned Real Property or any of the material Leased Real Property, in each case, that would reasonably be expected to materially interfere with the business or operations of the Company and its Subsidiaries as currently conducted.

5.17. Tangible Property. Each of the Company and its Subsidiaries has sufficient title to, or a valid leasehold interest in all the tangible properties and assets which it owns or leases or purports to own or lease, including all the tangible properties and assets reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed since the Applicable Date and prior to the date of this Agreement, free and clear of all Encumbrances (other than any Permitted Encumbrance).

5.18. Intellectual Property; Information Technology; Privacy.

(a) Section 5.18(a) of the Company Disclosure Schedule contains a correct and complete list, as of the date hereof, of all Owned Intellectual Property that is Registered, indicating for each item, (i) the record owner, (ii) the registration or application number and (iii) the applicable filing jurisdiction. Except as would not be material to the Company and its Subsidiaries (taken as a whole), (A) none of the Registered Owned Intellectual Property or, to the Knowledge of the Company, Registered Licensed Intellectual Property has been adjudicated to be invalid or unenforceable, and (B) all Owned Intellectual Property is subsisting.

(b) Except as would not be material to the Company and its Subsidiaries (taken as a whole), the Company and its Subsidiaries exclusively own all right, title and interest in and to all Owned Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances). Except as would not be material to the Company and its Subsidiaries (taken as a whole), the Company and its Subsidiaries own or have rights to use all of the Intellectual Property Rights that are necessary for, or material to and used in, the respective businesses of the Company and its Subsidiaries as currently conducted.

(c) Except as would not be material to the Company and its Subsidiaries (taken as a whole), (i) to the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third party, (ii) the Company and its Subsidiaries have not, since the Applicable Date, been party to any Proceeding or received any written threat, notice or claim (including any “cease and desist” letter or invitation to take a license) alleging that the Company or its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any third parties, and (iii) to the Knowledge of the Company, no third party is infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property or Licensed Intellectual Property within the scope of the businesses of the Company and its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps and maintained commercially reasonable safeguards to protect and preserve the confidentiality of all material Trade Secrets used or held for use by their respective businesses and (ii) to the Knowledge of the Company, no such Trade Secret has been disclosed (or authorized or threatened to be disclosed) to any Person (including any past or present employee, officer, advisor, consultant or independent contractor) other than pursuant to a written agreement that requires the maintenance of confidentiality of such Trade Secrets.

(e) To the Knowledge of the Company, since the Applicable Date, there has been no unauthorized access to, unauthorized use of, or any other information security incident that has compromised the integrity or availability of any Owned IT Asset that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to the Company and its Subsidiaries (taken as a whole), or an obligation for the Company or any of its Subsidiaries to notify any Governmental Entity. The Company and each of its Subsidiaries have implemented commercially reasonable security measures (a) regarding the collection, use, disclosure, retention, processing, transfer and confidentiality of Personal Information in their possession, custody or control, or held or processed on their behalf, and (b) regarding the integrity and availability of the Owned IT Assets. To the Knowledge of the Company, the Owned IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” worms, viruses, spyware, keylogger software or other vulnerability, faults or malicious code or damaging devices designed or reasonably expected to adversely impact the functionality of or permit unauthorized access or to disable or otherwise harm any Owned IT Asset.

(f) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since the Applicable Date, (i) to the Knowledge of the Company, there has been no loss, damage, unauthorized access to, or unauthorized use or other processing of, any Personal Information, business proprietary information, or sensitive information that is collected or otherwise processed by the Company or its Subsidiaries, (ii) there has been no Proceeding against the Company or its Subsidiaries that is pending or, to the Knowledge of the Company, threatened in writing, alleging any unauthorized access to, or unauthorized use or processing of, Personal Information or information security-related incidents, and (iii) neither the Company nor any of its Subsidiaries has been required by Data Privacy Requirements to notify in writing any Person of any unauthorized access to, or unauthorized use or processing of, Personal Information or any information security-related incident.

(g) Except as would not be material to the Company and its Subsidiaries (taken as a whole), (i) the Company and its Subsidiaries are and, since the Applicable Date have been, in compliance with all applicable Data Privacy Requirements, and (ii) the consummation of the transactions contemplated by this Agreement will not result in any violation of any Data Privacy Requirements.

5.19. Healthcare Matters.

(a) Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, the Company and its Subsidiaries, and the operation of the business of the Company and its Subsidiaries (including the manufacture, import, export, testing, development, processing, packaging, labeling, storage, marketing, and distribution by the Company and its Subsidiaries of their respective pharmaceutical and medical device products (the “Products”)), is, and, since the Applicable Date, has been, in compliance with all applicable Healthcare Laws. Except as could not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries hold all licenses, permits, certificates, certifications, registrations, clearances, exemptions, accreditations, qualifications, authorizations, consents and approvals required or issued by Governmental Entities to operate their business as currently conducted, including under applicable Healthcare Laws (the “Health Care Permits”).

(b) Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, (i) each Health Care Permit is in full force and effect in accordance with its terms; (ii) the Company and its Subsidiaries have fulfilled and performed all obligations with respect to the Health Care Permits; and (iii) the Company or its Subsidiaries have not received any written notice of any pending or threatened Proceeding or any other action from any Governmental Entity relating to the revocation, suspension, non-renewal, cancellation or adverse modification of any Health Care Permit or alleging that any operation, activity, or Product of the Company or any of its Subsidiaries is in violation of any Healthcare Law or Health Care Permit.

(c) Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, the Company and its Subsidiaries have filed, obtained, maintained and submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Healthcare Law (“Filings”), and all such Filings were true, complete, correct and not misleading on the date filed and any necessary or required updates, changes, corrections or modification to such Filings have been submitted to the FDA or other applicable Governmental Entity.

(d) Since the Applicable Date, no product or manufacturing site (whether owned by the Company or its Subsidiaries or that of a contract manufacturer for any Products) has been subject to a Governmental Entity (including the FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters” or requests or requirements to make changes to any Products that would, individually or in the aggregate, either on their own or if left unresolved, reasonably be expected to result in a Company Material Adverse Effect, or similar correspondence or notice from the FDA or other Governmental Entity in respect of the business and alleging or asserting noncompliance with any applicable Healthcare Law, Health Care Permit or such requests or requirements of a Governmental Entity that in each case would, individually or in the aggregate, either on their own or if left unresolved, reasonably be expected to result in a Company Material Adverse Effect, and, to the Knowledge of the Company, neither the FDA nor any Governmental Entity is considering such action that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(e) Since the Applicable Date, (i) there have been no recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy, or regulatory compliance of any Products (“Safety Notice”), and (ii) to the Knowledge of the Company, there are no complaints with respect to any Products that are currently unresolved, in each case (for both clauses (i) and (ii) above) except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. To the Knowledge of the Company, there are no facts that would be reasonably likely to result in (i) a Safety Notice with respect to any Products, (ii) a change in labeling of any Products; or (iii) a termination or suspension of marketing or testing of any the Products, in each case (for each of clauses (i), (ii) and (iii) above) except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

(f) The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or its Subsidiaries or in which the Company or its Subsidiaries or their products or product candidates have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable Healthcare Laws, including the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, and 812. Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, no investigational new drug application or investigational device exemption filed by or on behalf of the Company or its Subsidiaries with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable Governmental Entity, institutional review board, or similar body with oversight over clinical trials has commenced, or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company or its Subsidiaries.

(g) Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened actions, suits, proceedings, audits, investigations, claims or disputes against the Company or its Subsidiaries by any Governmental Entity, alleging or asserting any noncompliance with or any violation of any Healthcare Laws. To the Knowledge of the Company, no Person has filed or has threatened in writing to file against any of the Company or its Subsidiaries any action or other proceeding under any Healthcare Law, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.) or any other federal or state whistleblower statute. Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, neither the Company or any Subsidiary, nor any of their respective officers, directors, or employees, nor, to the Knowledge of the Company, any of their respective agents, has been charged, named in a complaint, convicted, or otherwise found liable in any Proceeding that falls within the ambit of 21 U.S.C. § 331, 21 U.S.C. § 333, 21 U.S.C. § 334, 21 U.S.C. § 335a, 21 U.S.C. § 335b, 42 U.S.C. § 1320a - 7, 31 U.S.C. §§ 3729 – 3733, 42 U.S.C. §1320a-7b(b), 42 U.S.C. § 1320a-7a, 21 U.S.C. § 801 et seq., 15 U.S.C. §§ 41-58, 15 U.S.C. §§ 1471-1477, 15 U.S.C. §§ 2051-2089, the regulations promulgated thereunder, or any other applicable Law relating to the prevention of fraud and abuse, the regulation of the Products, the regulation of the Company’s and the Company Subsidiary’s operations, or concerning the type of services provided by the Company, any Company Subsidiary and their respective businesses.

(h) Neither the Company nor any Subsidiary is a party to or has any ongoing reporting obligations pursuant to any corporate integrity agreement, deferred prosecution agreement, non-prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement with or imposed by any Governmental Entity under any Healthcare Law, except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

(i) Neither the Company nor any Subsidiary, nor any of their respective officers, directors, or employees, nor, to the Knowledge of the Company, any of their respective agents, has been excluded, suspended or debarred (including suspended or debarred pursuant to 21 U.S.C. § 335a) from, or otherwise found ineligible from participation in, any federal healthcare program, as such term is defined in 42 U.S.C. § 1320a-7b(f), or any other government healthcare program or under comparable Laws in other jurisdictions, or has engaged in any conduct that would reasonably be expected to result in any such exclusion, suspension, debarment or other finding of ineligibility, except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

(j) Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) made an untrue statement of fact or fraudulent statement to the FDA, (ii) failed to disclose a fact required to be disclosed to the FDA or (iii) made any statement, failed to make any statement or committed any other act, which statement, failure or act, in any such case of the foregoing clauses (i), (ii) and (iii), establishes a reasonable basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991). Neither the Company or any Subsidiary, nor, to the Knowledge of the Company, any of their respective directors, officers or employees, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of the business or products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991), except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

(k) Since the Applicable Date, the Company or its Subsidiaries have not received any notice from a Governmental Entity that any of their Products are misbranded or adulterated, as those terms are used in the Federal Food, Drug, and Cosmetic Act at 21 U.S.C. §§ 352 and 351, respectively, and the rules and regulations promulgated thereunder, or, to the Knowledge of the Company, as defined in comparable Laws in any jurisdiction, except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

(l) The Company and each of its Subsidiaries has an operational compliance program that: (i) governs all employees and contractors, (ii) is consistent with the standards and guidance promulgated by the Department of Health and Human Services Office of Inspector General, U.S. Department of Justice, and the U.S. Federal Sentencing Guidelines for effective compliance programs, and (iii) addresses compliance with applicable Healthcare Laws. The Company and each of its Subsidiaries operates in material compliance with such compliance program, except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

5.20. Insurance. All Insurance Policies are with reputable insurance carriers (to the extent applicable), provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries as currently conducted and their respective properties and assets, and are in character and amount at least reasonably equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Each Insurance Policy is in full force and effect, subject to the Bankruptcy and Equity

Exception, and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has made available to Parent correct and complete copies of the material Insurance Policies (or where no such copies are available, a reasonably detailed written description thereof).

5.21. Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 6.7, except for Section 203 of the DGCL, no Takeover Statute or any anti-takeover provision in the Company’s Organizational Documents is applicable to the Company, the Shares, or the transactions contemplated by this Agreement and, prior to the date of this Agreement, the Company Board has taken all action necessary so that the restrictions set forth in Section 203 of the DGCL applicable to “business combinations” (as such term is defined in Section 203 of the DGCL) are and will be, inapplicable to the execution and delivery of and the performance under this Agreement and the transactions contemplated by this Agreement.

5.22. Brokers and Finders. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that the Company has retained Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC as its financial advisors.

5.23. CFIUS Critical Technology. Neither the Company nor any of its Subsidiaries produce, design, test, manufacture, fabricate, or develop one or more “critical technologies” as that term is defined in 31 CFR § 800.215.

5.24. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Article V and in any instrument or other document delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any other representations or warranties and each of Parent and Merger Sub acknowledges and agrees that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations, and none of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, other than the express written representations and warranties expressly set forth in this Article V and in any instrument or other document delivered pursuant to this Agreement; provided, however, that notwithstanding the foregoing provisions of this Section 5.24, nothing in this Section 5.24 shall limit Parent’s or Merger Sub’s remedies with respect to claims of intentional fraud or intentional or willful misrepresentation of material facts that constitute common law fraud in connection with, arising out of or otherwise related to the express written representations and warranties made by the Company in this Article V and in any instrument or other document delivered pursuant to this Agreement.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub each hereby represent and warrant to the Company that:

6.1. Organization, Good Standing and Qualification.

(a) Parent is a legal entity duly incorporated, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted except where the failure to be in good standing or have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. Parent is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Parent has made available to the Company correct and complete copies of Merger Sub’s Organizational Documents that are in full force and effect as of the date of this Agreement.

6.2. Capitalization and Business of Merger Sub. The authorized capital stock of Merger Sub consists of 100 shares of common stock of Merger Sub, par value $0.01 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the outstanding shares of capital stock of Merger Sub have been duly authorized, fully paid and are non-assessable and wholly owned by Parent or an Affiliate of Parent. Merger Sub has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to this Agreement and the transactions contemplated by this Agreement.

6.3. Corporate Authority. No vote of holders of capital stock or other securities of Parent is necessary to approve this Agreement and the transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to adoption of this Agreement by Parent (as the sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4. Governmental Filings; No Violations.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any Governmental Entity other than the expirations of statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act or any other applicable Antitrust Law, (ii) pursuant to the DGCL or any other applicable corporate Law of Parent’s jurisdiction of organization, (iii) required to be made with or obtained from the SEC or any foreign equivalent securities authority, (iv) required to be made with or by the Securities and Exchange Board of India, the BSE or NSE, (v) under the Takeover Statutes and state securities and “blue sky” Laws or any analogous foreign securities Laws, and (vi) set forth in Section 8.1(b) of the Company Disclosure Schedule (collectively, the “Parent Approvals”), assuming the accuracy of the representations and warranties set forth in Section 5.4(a), except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery of and performance under this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 6.3, constitute or result in a breach of the Organizational Documents of Parent or Merger Sub; (ii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 6.3 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach of any Law to which Parent or Merger Sub is subject; or (iii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach of, or cause or permit a termination or modification of or acceleration, loss or creation of any right or obligation under or the creation of an Encumbrance (other than any Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of real property to which they relate or the conduct of the business of Parent and its Subsidiaries as currently conducted) on any of the rights, properties or assets of Parent or any of its Subsidiaries pursuant to any material Contract binding upon Parent or any of its Subsidiaries or any License necessary to conduct the business of Parent or any of its Subsidiaries as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 6.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.5. Litigation.

(a) Except with respect to this Agreement and the transactions contemplated by this Agreement, there are no Proceedings pending against Parent or any of its Subsidiaries or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.6. Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any Contract or other agreement, understanding or arrangement (whether oral or written), or authorized, committed or agreed to enter into any of the same: (a) pursuant to which any stockholder of the Company (i) would be entitled to receive consideration of a different amount or nature than the Per Share

Merger Consideration, (ii) agrees to vote to adopt this Agreement or approve the transactions contemplated by this Agreement or (iii) agrees to vote against any Superior Proposal; (b) pursuant to which any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than as expressly permitted or contemplated by Section 7.1) or become an employee of Parent or any of its Affiliates, (ii) contribute or rollover any portion of such employee’s Shares or Company Equity Awards to the Surviving Corporation, Parent or any of their respective Affiliates or (iii) receive any capital stock or other securities of the Surviving Corporation, Parent or any of their respective Affiliates; or (c) with any current director, officer or other employee of the Company that relates in any way to the Company or the transactions contemplated by this Agreement.

6.7. Beneficial Ownership of Shares. None of Parent, Merger Sub or their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to the Company.

6.8. Financing.

(a) As of the date hereof, and concurrently with the execution of this Agreement, Parent has delivered to the Company true, correct and complete copies of duly executed debt commitment letter, dated as of the date hereof, among Parent and the Debt Financing Sources party thereto (including all exhibits, schedules, term sheets, amendments, supplements, modifications and annexes thereto, as may be amended, modified or replaced in accordance with the terms hereof, collectively, the “Debt Commitment Letter”) together with true, correct and complete copies of executed fee letters (including all exhibits, schedules, term sheets, amendments, supplements, modifications and annexes thereto, as may be amended, modified or replaced in accordance with the terms hereof, collectively, the “Fee Letters”); provided that the Fee Letters may be redacted in a customary manner solely with respect to the fee amounts and the amount of the pricing flex (but not covenants or other terms), none of which, individually or in the aggregate, affects the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing or prevents or materially delays the Closing in connection with the Debt Commitment Letter (any Fee Letter and, together with the Debt Commitment Letter, the “Debt Financing Letters”) and any other agreements related thereto, pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein to Parent or any other Subsidiary of India Parent (together with any Alternate Debt Financing, the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement.

(b) As of the date hereof, the Debt Financing Letters have not been modified, amended, supplemented or altered in any respect and none of the Debt Financing Letters or the respective commitments or obligations thereunder have been terminated, reduced, withdrawn, rescinded or otherwise repudiated in any respect, and, to the Knowledge of Parent, no termination, reduction, withdrawal, rescission or other repudiation thereof is contemplated. As of the date hereof, no modification, amendment, supplement or alteration to any of the Debt Financing Letters is currently contemplated by Parent except as permitted under Section 7.17(a)(ii). There are no other contracts, side letters or arrangements to which Parent or any of its Affiliates is a party relating to the Debt Financing Letters or the Debt Financing that would adversely affect the funding of the amount of the Debt Financing necessary to fund the Debt Financing Uses. As of the date hereof, no Debt Financing Source has notified Parent or any of its Affiliates or Representatives of its intention to terminate any of the Debt Financing Letters or not to provide its portion of the Debt Financing.

(c) The Debt Financing, when funded in accordance with the Debt Financing Letters and giving effect to any “flex” provision in the Fee Letters (including with respect to fees and original issue discount), together with funds otherwise available to Parent, will provide Parent with unrestricted cash on the Closing Date in an amount sufficient to (i) satisfy all obligations of Parent under this Agreement, the transactions contemplated by this Agreement, the Debt Financing Letters or any documents or instruments delivered in connection with this Agreement or the transactions contemplated by this Agreement and (ii) pay (A) the aggregate consideration required to be paid by Parent hereunder, (B) any and all fees and expenses required to be paid by Parent on the

Closing Date and (C) any and all amounts in connection with the refinancing or repayment of the Company Credit Agreement and, to the extent required, the Redemption, Discharge and Exchange Offers/Consent Solicitations, in each case, in connection with the transactions contemplated by this Agreement or the Debt Commitment Letter, as applicable (the foregoing clauses (i) and (ii), the “Debt Financing Uses”).

(d) As of the date hereof, the Debt Financing Letters (i) constitute the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, all the other parties thereto, (ii) are in full force and effect and (iii) are enforceable against Parent and, to the Knowledge of Parent, the other parties thereto, in each case in accordance with their terms and subject to the Bankruptcy and Equity Exception. As of the date hereof, other than as expressly set forth in the Debt Financing Letters, there are no conditions precedent or other contingencies related to the funding of the full amount of proceeds of the Debt Financing, when taken together with funds otherwise available to Parent as of the Closing Date, necessary to fund the Debt Financing Uses pursuant to any agreement relating to the Debt Financing to which Parent or any of its Affiliates is a party. As of the date hereof, neither Parent nor, to the Knowledge of Parent, any other parties to any Debt Financing Letter, is in default in the performance, observation or fulfillment of any obligation, covenant or condition contained in any Debt Financing Letter, and no event has occurred or circumstance exists that, with or without notice, lapse of time or both, could reasonably be expected to (i) constitute or result in a default under or breach on the part of Parent or, to the Knowledge of Parent, on the part of any other party under any Debt Financing Letter, (ii) constitute or result in a failure by Parent or, to the Knowledge of Parent, any other party to any Debt Financing Letter to satisfy, or any delay in satisfaction of, any term, condition or other contingency to the funding of the full amount of the Debt Financing necessary to fund the Debt Financing Uses or (iii) make any assumptions or any of the statements set forth in any Debt Financing Letter inaccurate in any material respect or (iv) otherwise result in any portion of the Debt Financing, when taken together with funds otherwise available to Parent as of the Closing Date, necessary to fund the Debt Financing Uses being unavailable on a timely basis, and in any event, not later than the Closing. As of the date hereof, Parent has no reason to believe (both before and after giving effect to any “flex” provisions contained in any Fee Letter), assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, that any term or condition of closing of the Debt Financing contained in the Debt Financing Letters will be unable to be satisfied on a timely basis (and in any event, not later than the Closing) or that the full amounts committed pursuant to the Debt Financing Letters necessary to fund the Debt Financing Uses will not be available at the Closing. As of the date hereof, Parent has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which could reasonably be expected to delay, impair or adversely affect the parties to the Debt Financing Letters. As of the date hereof, Parent has paid in full any and all commitment or other fees required to be paid on or prior to the date hereof pursuant to the terms of the Debt Financing Letters and will pay in full any such amounts due on or before the Closing Date.

(e) Notwithstanding anything contained in this Agreement to the contrary, Parent hereby acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding its or any other Person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement.

(f) Parent is not aware of any direct or indirect limitation or other restriction on the ability of any bank, investment bank or other potential provider of the Debt Financing (including the Debt Financing Sources) from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case, in connection with a transaction relating to the Company, including the transactions contemplated by this Agreement.

6.9. Solvency. Each of Parent and Merger Sub is, and, after giving effect to the transactions contemplated by this Agreement, including the payment of all amounts required to be paid in connection therewith, including the Per Share Merger Consideration and the payment of any related fees and expenses, at and immediately after the Effective Time, will be, Solvent, and neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries or any other Person.

6.10. Brokers and Finders. Neither Parent, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that Parent has retained J.P. Morgan Securities LLC and Jefferies LLC as its financial advisors, whose fees and expenses will be paid by Parent and there are no arrangements made by or on behalf of Parent or any of its Subsidiaries with any broker, finder or investment bank in connection with this Agreement and the transactions contemplated by this Agreement for which the Company or any of its Subsidiaries would have any obligation or liability in a circumstance where the transactions contemplated by this Agreement are not consummated.

6.11. No Debarment or Exclusion. Each of Parent and Merger Sub and their respective employees, officers, and directors have not been (a) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. § 335(a) and (b) or any similar Law), (b) excluded from participation in the United States federal health care program (under the provisions of 42 U.S.C. § 1320a-7 or any similar Law), (c) convicted of a crime for which a Person can be debarred or excluded, (d) threatened to be debarred or excluded or (e) subject to any equivalent sanction described in this Section 6.11 in any foreign jurisdiction.

6.12. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by Parent and Merger Sub in this Article VI, those made by Parent Guarantors in Section 10.15, and by any of them in any instrument or other document delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and each of Parent and Merger Sub expressly disclaims any other representations or warranties and the Company acknowledges and agrees that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations, and none of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Article VI and in any instrument or other document delivered pursuant to this Agreement; provided, however, that notwithstanding the foregoing provisions of this Section 6.12, nothing in this Section 6.12 shall limit the Company’s remedies with respect to claims of intentional fraud or intentional or willful misrepresentation of material facts that constitute common law fraud in connection with, arising out of or otherwise related to the express written representations and warranties made by Parent and Merger Sub in this Article VI and in any instrument or other document delivered pursuant to this Agreement.

ARTICLE VII

Covenants

7.1. Interim Operations.

(a) The Company shall, and shall cause each of its Subsidiaries to, from and after the execution and delivery of this Agreement until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX (unless Parent shall otherwise approve in writing (such approval not to be unreasonably conditioned, withheld or delayed)), and except as otherwise expressly required by this Agreement or as is required by applicable Law or Governmental Entity, use commercially reasonable efforts to conduct its business in all material respects in the Ordinary Course of Business and, to the extent consistent therewith, shall use and cause each of its Subsidiaries to use their respective commercially reasonable efforts to preserve their business organizations intact and maintain its and its

Subsidiaries’ relations and goodwill with key Governmental Entities, customers, suppliers, licensors, distributors and other business partners and keep available the services of key employees; provided, however, that no action taken or failed to be taken by the Company or any of its Subsidiaries with respect to the matters addressed by clauses (i) through (xxiii) of this Section 7.1(a) shall be deemed a breach of this Section 7.1(a) unless such action would constitute a breach of such clauses (i) through (xxiii). Without limiting the generality of and in furtherance of the foregoing sentence, from the execution and delivery of this Agreement until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, except as otherwise expressly required by this Agreement, required by applicable Law or Governmental Entity, as approved in writing by Parent (such approval not to be unreasonably conditioned, withheld or delayed) or as set forth in Section 7.1(a) of the Company Disclosure Schedule, the Company shall not and shall not permit any of its Subsidiaries to:

(i) adopt any change in its Organizational Documents (other than, with respect to Organizational Documents of Subsidiaries, in a manner that would not materially restrict the operations of the Company’s or any of its Subsidiaries’ businesses);

(ii) enter into or adopt (A) a plan or merger or consolidation, or merge or consolidate with any other Person, except for any such transactions solely among Wholly Owned Subsidiaries of the Company or (B) a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(iii) acquire, directly or indirectly, by merger, consolidation, acquisition of stock or assets or otherwise, any business, Person, properties or assets from any other Person either (A) with a purchase price in excess of $75,000,000 in any individual transaction or in excess of $150,000,000 in the aggregate, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, milestone payment, release of “holdback” or similar contingent payment obligation, or (B) that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement prior to the Outside Date, other than in the case of clause (A), acquisitions of inventory or other goods in the Ordinary Course of Business pursuant to the terms of a Contract binding on the Company or any of its Subsidiaries in effect as of the date of this Agreement, correct and complete copies of which have been made available to Parent, or entered into following the date of this Agreement in the Ordinary Course of Business;

(iv) transfer, sell, lease, divest, cancel or otherwise dispose of, or incur, permit or suffer to exist the creation of any Encumbrance (other than any Permitted Encumbrance) upon, any properties or assets (tangible or intangible, but excluding any Intellectual Property Rights which are the subject of Section 7.1(a)(xix)), product lines or businesses material to the Company or any of its Subsidiaries, including capital stock or other equity interests of any of its Subsidiaries outside of the Ordinary Course of Business, except in connection with (A) sales of obsolete assets in the Ordinary Course of Business, (B) sales, leases, non-exclusive licenses or other dispositions of assets (not including services) with a fair market value (reasonably determined by the Company) not in excess of $50,000,000 individually or $100,000,000 in the aggregate, in each case in the Ordinary Course of Business, and (C) sales of accounts receivables, inventory or other goods in the Ordinary Course of Business;

(v) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, Encumber, or otherwise enter into any Contract with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or capital stock or other equity interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than (A) proxies or voting agreements solicited by or on behalf of the Company in order to obtain the Requisite Company Vote or (B) the issuance of shares of such capital stock, other equity securities or convertible or exchangeable securities (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company or (2) in respect of

Company Equity Awards outstanding as of the date of this Agreement or granted after the date hereof in accordance with this Agreement), in each case, in accordance with their terms and, as applicable, the Stock Plan;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries) in excess of $500,000 individually or $1,500,000 in the aggregate;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), except for dividends or other distributions (A) paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company or (B) quarterly cash dividends paid to the Company’s stockholders in the Ordinary Course of Business not to exceed $0.02 per Share in any given fiscal quarter;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), other than the withholding of Shares to satisfy withholding Tax obligations upon the vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement or granted after the date hereof in accordance with this Agreement, in each case, in accordance with their terms and, as applicable, the Stock Plan;

(ix) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred in the Ordinary Course of Business not to exceed $10,000,000 individually or $50,000,000 in the aggregate, (B) guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 7.1(a)(ix), (C) Indebtedness that consists of interest rate swaps, hedges, forward sales contracts or similar financial instruments on customary commercial terms in the Ordinary Course of Business and in compliance with the Company’s risk management policies in effect on the date of this Agreement and not to exceed $50,000,000 of notional debt individually or in the aggregate, or (D) draws under the revolving credit facility under the Company Credit Agreement, existing revolving credit facilities and existing letters of credit, in each case, in the Ordinary Course of Business;

(x) make or authorize any payment of, or accrual or commitment for, capital expenditures that are not included in the Company’s capital expenditure budget made available to Parent, except for any such expenditures (A) following prior notice to, and consultation with Parent, to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of the Company or its Subsidiaries or (B) not in excess of $4,000,000 in the aggregate during any consecutive twelve-month period;

(xi) (A) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than Contracts with customers or suppliers entered into in the Ordinary Course of Business and, for the avoidance of doubt, any Contracts entered into in connection with an action expressly permitted by any of the Subsections of this Section 7.1(a), including any amendment, modification or supplement to an existing Contract, which are governed by Section 7.1(a)(xii) or (B) enter into any Contract with a third party distributor that is material to the Company and its Subsidiaries, taken as a whole, with a term of more than one year and that cannot be terminated by the Company or any of its Subsidiaries on less than 180 days notice;

(xii) other than with respect to Material Contracts related to Indebtedness, which shall be governed by Section 7.1(a)(ix), terminate or amend or otherwise modify or waive or permit to expire in a manner that is materially adverse to the Company and its Subsidiaries (taken as a whole), or assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in, any Material Contract, other than (A) terminations or amendments or other modifications or waivers or expirations of any such Material Contract in accordance with the terms of such Material Contract with no further action by the Company or any of its Subsidiaries, or (B) any ministerial actions, or non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights owned by the Company or any of its Subsidiaries, in each case, granted in the Ordinary Course of Business;

(xiii) cancel, modify or waive any debts or claims held by or owed to the Company or any of its Subsidiaries having in each case a value in excess of $500,000 individually or $2,000,000 in the aggregate, other than in the Ordinary Course of Business;

(xiv) amend any License contemplated by Section 5.5(d) in any material respect, or allow any such License to lapse, expire or terminate (except where the lapse, expiration or termination of any such License is with respect to a License that has become obsolete, redundant or no longer required by applicable Law);

(xv) for the avoidance of doubt, except as expressly provided for by Section 7.11, amend, modify, terminate, cancel or let lapse any material Insurance Policy, unless simultaneous with such termination, cancellation or lapse, replacement self-insurance programs are established by the Company or one or more of its Subsidiaries or replacement policies underwritten by reputable insurance carriers are in full force and effect, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed Insurance Policies for substantially similar premiums, as applicable, as in effect as of the date of this Agreement;

(xvi) other than with respect to Transaction Litigation, any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL or any material Tax claim, audit, assessment or dispute, which shall be governed by Section 7.13, Section 4.2(f) and Section 7.1(a)(xviii), respectively, or any Proceeding in connection with, arising out of or otherwise related to a dispute among the Parties in connection with this Agreement, settle or compromise any Proceeding for an amount in excess of $2,500,000 in the aggregate or on a basis that would result in the imposition of any Order that would restrict the future activity or conduct of the Company or any of its Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person;

(xvii) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or applicable Law;

(xviii) (A) change or revoke any material Tax election, (B) change an annual Tax accounting period, (C) adopt or change any material Tax accounting method, file any amended income or other material Tax Return, enter into any “closing agreement” as described in Section 7121 of the Code with any taxing authority with respect to any material Tax, (D) settle any material Tax claim, audit, assessment or dispute that would result in a material liability of the Company or its Subsidiaries, (E) affirmatively surrender any right to claim a refund of a material amount of Taxes, (F) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax or (G) request any ruling from any Governmental Entity or Taxing Authority with respect to a material amount of Taxes;

(xix) transfer, sell, license, divest or otherwise dispose of, incur, permit or suffer to exist the creation of any Encumbrance (other than any Permitted Encumbrance excluding any Permitted Encumbrance described in clause (f) of the definition thereof) upon, or cancel, abandon or otherwise allow to lapse or expire any material Owned Intellectual Property, except (A) non-exclusive licenses granted in the Ordinary Course of Business, or (B) lapse or expiry of Intellectual Property Rights at the end of their statutory terms;

(xx) except as pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, (A) increase in any manner the compensation or benefits of any employee, director or independent contractor of the Company or its Subsidiaries, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement (except for amendments that would not increase the level of benefits provided under, or the cost of maintaining, such Company Benefit Plan), (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan or (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) forgive any loans, or issue any loans (other than routine travel advances issued in the Ordinary Course of Business) to the Company’s or its Subsidiaries’ directors, officers, contractors or employees, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, (G) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, or (H) hire, or terminate other than for cause, any employee or independent contractor (who is a natural person) with a designation at or above “Band 700” or with an annual base compensation of over $400,000;

(xxi) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization;

(xxii) commence a clinical study or trial with estimated costs exceeding $25,000,000 with respect to any products or product candidates that is not a Product as of the date hereof; or

(xxiii) agree, authorize or commit to do any of the foregoing.

(b) Parent shall not, and shall cause its Affiliates not to, enter into, announce, consummate or agree to consummate any acquisition, merger, business combination, joint venture, minority investment, strategic alliance or exclusive licensing arrangement, in each case, that would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(c) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.

7.2. Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, except as expressly permitted by this Section 7.2, the Company shall not, and shall cause its and its Subsidiaries’ Representatives not to:

(i) initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations relating to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (in each case, other than to request clarification of an Acquisition Proposal that has already been made for purposes of assessing whether such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal or to notify the applicable Person or Group of the existence of the provisions of this Section 7.2); or

(iii) provide any non-public information or data concerning the Company or its Subsidiaries to any Person or Group in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal.

(b) Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in this Agreement, but subject to the provisions of Section 7.2(c), prior to the time the Requisite Company Vote is obtained, in response to an unsolicited, bona fide Acquisition Proposal, the Company may:

(i) provide non-public and other information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records in response to a request from the Person or Group who made such an Acquisition Proposal; provided that to the extent applicable, such information, data or access has previously been made available to Parent, or is made available to Parent as promptly as practicable (but in any event within twenty-four hours) after the provision of such information or data to the Person or Group who made such an Acquisition Proposal and prior to providing any such information or data or access, the Company and the Person or Group making such Acquisition Proposal shall have entered into a legally binding confidentiality agreement with terms that, taken as a whole, are not materially less restrictive to such Person or Group than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an Acquisition Proposal, but shall not include any restrictions that prevents the Company from satisfying its obligations under Section 7.2(c)) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Group regarding such Acquisition Proposal, if prior to taking any action described in clause (i) or this clause (ii) of this Section 7.2(b), the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisors, (A) that based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement, such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within twenty-four hours) give notice to Parent if (i) any Acquisition Proposal is received, (ii) any non-public information or data concerning the Company or its Subsidiaries is requested in connection with any Acquisition Proposal, or (iii) any request for discussions or negotiations relating to an Acquisition Proposal is sought from or with the Company, its Subsidiaries or any of its or any of their respective Representatives (as the case may be), setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements). The Company thereafter shall keep Parent reasonably informed, on a reasonably prompt basis (and in any event, within twenty-four hours), of any material developments with respect to such Acquisition Proposal, including any material amendment or modification thereto.

(d) No Change of Recommendation or Alternative Acquisition Agreement.

(i) Except as permitted by Section 7.2(d)(iii) and subject to Section 7.2(e), the Company Board shall not (nor shall any committee of the Company Board):

(A) fail to include the Company Recommendation in the Proxy Statement;

(B) withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify) the Company Recommendation in a manner adverse to Parent; provided that if the Company Board takes no position with respect to an Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act until the earlier of 5:00 p.m. (New York time) on the day prior to the Company Stockholders Meeting and the tenth Business Day after the commencement of such Acquisition Proposal, such failure to take a position shall not in and of itself be considered adverse to Parent for purposes of this Section 7.2(d)(i)(B);

(C) fail to recommend, within ten Business Days after the commencement of such Acquisition Proposal through a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Shares, against acceptance of such tender offer or exchange offer by its stockholders;

(D) within ten (10) Business Days after Parent so requests in writing, fail to publicly make or reaffirm the Company Recommendation following the date any Acquisition Proposal or material modification thereto is first publicly disclosed to the stockholders of the Company; provided that Parent may not make any such request on more than one occasion;

(E) make any public statement in connection with the Company Stockholders Meeting that is inconsistent with the Company Recommendation;

(F) approve or recommend, or publicly declare advisable any Acquisition Proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, any Alternative Acquisition Agreement; or

(G) resolve, agree, authorize or commit to do any of the foregoing (together with any of the actions set forth in the foregoing clauses (A) through (F), a “Change of Recommendation”).

(ii) Except as permitted by Section 7.2(d)(iii), the Company Board shall not cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement or agree, authorize or commit to do so.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, the Company Board may: (A) effect a Change of Recommendation and/or (B) cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement providing for a Superior Proposal (and the Company may enter into or cause a Subsidiary thereof to enter into such an Alternative Acquisition Agreement) if (1) an unsolicited, bona fide, written Acquisition Proposal is received by the Company, and (2) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisors, that based on the information then available, such Acquisition Proposal constitutes a Superior Proposal and a failure to effect a Change of Recommendation and/or cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement providing for such Superior Proposal would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that no such actions may be taken unless and until: (I) the Company has given Parent written notice at least four Business Days in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to take such action and shall also include all information required by Section 7.2(c), mutatis mutandis; (II) during the Notice Period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent and its Representatives, to revise this Agreement so that the conditions set forth in clause (B)(2) of this Section 7.2(d)(iii) would not be satisfied; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement committed to by Parent in writing, and shall have thereafter determined in good faith, after consultation with outside legal counsel and its financial advisors, that based on the information then available, a failure to effect a Change of Recommendation would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law, or that such Alternative Acquisition Agreement continues to be an Alternative Acquisition Agreement providing for a Superior Proposal (it being understood that (y) any material revisions to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 7.2(c) and this Section 7.2(d)(iii), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to two Business Days and (z) prior to or concurrently with the Company or any Subsidiary thereof entering into an Alternative Acquisition Agreement contemplated by clause (B)(2) of this Section 7.2(d)(iii), the Company shall terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.3(b)).

(iv) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, the Company Board may effect a Change of Recommendation if (1) an

Intervening Event has occurred and (2) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisors, that based on the information then available, a failure to effect a Change of Recommendation would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that no such actions may be taken unless and until (I) the Company has given Parent written notice at least four Business Days in advance of its intent to effect a Change of Recommendation, which notice shall include a reasonable description of such Intervening Event; (II) during such four-Business-Day period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent and its Representatives, to revise this Agreement; and (III) at the end of such four-Business-Day period, the Company Board shall have taken into account any material revisions to this Agreement that address the circumstances giving rise to the Intervening Event and that are committed to by Parent in writing, and shall have thereafter determined in good faith, after consultation with outside legal counsel and its financial advisors, that based on the information then available, a failure to effect a Change of Recommendation would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including making any disclosure the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that, if any such disclosure would reasonably be expected, when read by a reasonable stockholder, to have the substantive effect of withdrawing, qualifying or modifying the Company Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Change of Recommendation unless the Company reaffirms the Company Recommendation in such disclosure or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(f) Existing Discussions. The Company (i) acknowledges and agrees, that as of execution and delivery of this Agreement, it shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted prior to execution and delivery of this Agreement with respect to an Acquisition Proposal or any inquiry, proposal, offer, request or indication of interest that would reasonably be expected to lead to an Acquisition Proposal and (ii) shall promptly (but in any event within twenty-four hours of the execution and delivery of this Agreement): (A) deliver a written notice to each such Person providing only that the Company (1) is ending all discussions and negotiations with such Person with respect to an Acquisition Proposal or any inquiry, proposal, offer, request or indication of interest that would reasonably be expected to lead to an Acquisition Proposal and (2) if such Person has executed a confidentiality agreement in connection therewith, is requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries, subject to the terms and conditions of such confidentiality agreement; and (B) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g) Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, the Company shall not terminate, amend or otherwise modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement; provided that, notwithstanding anything to the contrary set forth in this Agreement, the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such agreement if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

7.3. Company Stockholders Meeting.

(a) The Company shall take, in accordance with applicable Law (including the rules of the NYSE) and its Organizational Documents, all action necessary to (i) duly convene and hold the Company Stockholders Meeting as promptly as practicable after the preliminary Proxy Statement is filed and (ii) cause a vote upon the adoption of this Agreement to be taken thereat. The Company shall use its reasonable best efforts to keep Parent reasonably informed regarding all matters relating to the proxy solicitation process, including by furnishing any voting or proxy solicitation reports received by the Company as soon as reasonably practicable, which shall include at least daily reports on each of the last seven Business Days prior to the date of the Company Stockholders Meeting.

(b) The Company Stockholders Meeting shall not be postponed or adjourned by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that: (i) the Company may postpone or adjourn, and at the direction of Parent shall postpone or adjourn, the Company Stockholders Meeting, (A) to the extent, in the Company’s reasonable judgment, or to the extent in Parent’s reasonable judgment (as applicable), required by applicable Law or necessary to ensure that any required supplement or amendment to the Proxy Statement is delivered to the stockholders of the Company for the amount of time required by applicable Law in advance of the Company Stockholders Meeting, or (B) as of the time for which the Company Stockholders Meeting is originally scheduled, as set forth in the definitive Proxy Statement (the “Original Date”) or any date that the Company Stockholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 7.3, the Company or Parent, respectively, reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Vote, so long as in each case that the Company exercises its right under this Section 7.3(b) to postpone or adjourn the Company Stockholders Meeting, the Company shall have provided prior written notice to Parent; and (ii) if the Company delivers a notice of an intent to make a Change of Recommendation within the five Business Days prior to the Original Date or any date that the Company Stockholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 7.3, if directed by Parent, the Company shall as promptly as practicable thereafter postpone or adjourn the Company Stockholders Meeting for up to ten days in accordance with Parent’s direction; provided further, that in no event shall the Company Stockholders Meeting be postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of thirty days from the Original Date.

(c) Unless the Company Board has effected a Change of Recommendation in accordance with Section 7.2(d), the Company shall use its reasonable best efforts to obtain the Requisite Company Vote, including the solicitation of proxies therefor.

7.4. Approval of Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent (as Merger Sub’s sole stockholder) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent adopting this Agreement.

7.5. Proxy Statement; Other Regulatory Matters.

(a) Proxy Statement.

(i) The Company and Parent, as provided for in this Section 7.5(a), shall cooperate with each other (and shall cause their respective Subsidiaries to, and shall cause their and their Subsidiaries’ respective Representatives to, cooperate) to prepare and, assuming Parent has satisfied its obligations set forth in Section 7.8(a), file with the SEC, as promptly as reasonably practicable after the date of this Agreement and in any event within 25 Business Days of the date hereof, a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including, for the avoidance of doubt, any amendments or supplements thereto, and the definitive proxy statement related thereto, the “Proxy Statement”). Except under the circumstances permitted by Section 7.2, the Proxy Statement shall include the Company Recommendation.

(ii) The Company shall, assuming Parent has satisfied its obligations set forth in Section 7.8(a), ensure that the Proxy Statement complies as to form in all material respects with the provisions of the Exchange Act; provided, however, that the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

(iii) If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Subsidiaries or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification the Company shall, as and to the extent required by applicable Law, promptly (A) prepare (with the assistance of Parent as provided for in this Section 7.5(a)) an amendment or supplement to the Proxy Statement and (B) thereafter, assuming Parent has satisfied its obligations set forth in Section 7.8(a), cause the Proxy Statement as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(iv) The Company shall (A) provide Parent and its outside legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents and communications related to the Company Stockholders Meeting prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Entity and dissemination of such documents or communications to the Company’s stockholders and (B) include in the Proxy Statement and such other documents and communications related to the Company Stockholders Meeting all comments reasonably and promptly proposed by Parent and its outside legal counsel, to the extent reasonably practicable, and the Company agrees that, to the extent reasonably practicable, all information relating to Parent, its Affiliates and its and their respective Representatives included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably; provided that the Company shall not have such obligations with respect to any Proxy Statement and other documents or communications relating to a Change of Recommendation made in accordance with Section 7.2.

(v) Without limiting the generality of the provisions of Section 7.6, the Company shall promptly notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information and shall as promptly as practicable following receipt thereof provide Parent, if applicable, copies of all substantive correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement (or where no such copies are available, a reasonably detailed description thereof) and provide Parent and its outside legal counsel, to the extent reasonably practicable, a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Proxy Statement); provided that the Company shall not have such obligations with respect to any Proxy Statement and other documents and communications relating to a Change of Recommendation made in accordance with Section 7.2. The Company, with the assistance of Parent as provided for in this Section 7.5(a), shall, subject to the requirements of Section 7.5(a)(iv) and assuming Parent has satisfied its obligations set forth in Section 7.8(a), (A) use its commercially reasonable efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and any requests by the SEC for any amendment or supplement to the Proxy Statement or for additional information, and (B) cause the definitive Proxy Statement to be mailed as promptly as practicable after the date the SEC staff confirms that the SEC does not intend to review the preliminary Proxy Statement or advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b) Other Regulatory Matters.

(i) In addition to and without limiting the rights and obligations set forth in Section 7.5(a), Section 7.1, Section 7.6 and Section 7.7 and subject to the other terms and conditions of Section 7.5(b)(ii), the Company and Parent shall cooperate with each other and use (and shall cause their respective Affiliates and Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including preparing and delivering or submitting all necessary and advisable documentation to (A) effect the expirations of all statutory waiting periods under applicable Laws, including under the HSR Act, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement, as promptly as practicable after the date of this Agreement or the entry into any such timing agreements, respectively, and (B) make with and obtain from, any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the other Company Approvals and the other Parent Approvals.

(ii) Without limiting the generality of, and in furtherance of the provisions of Section 7.5(b)(i), each of the Company and Parent, as applicable, shall (and shall cause their respective Affiliates and Subsidiaries to):

(A) (I) prepare and file with respect to the transactions contemplated by this Agreement an appropriate filing of a Notification and Report Form pursuant to the HSR Act within 25 days after the date of this Agreement and (II) make, deliver or submit, as applicable, all other filings, notices, and reports under any applicable Laws set forth in Section 7.5(b)(ii)(A) of the Company Disclosure Schedule as promptly as practicable;

(B) not, without the prior written consent of the other Party or Parties, as the case may be (which consent shall not be unreasonably conditioned, withheld or delayed), (1) cause any filing, delivery or submission contemplated by Section 7.5(b)(i) or Section 7.5(b)(ii)(A) applicable to it to be withdrawn, refiled, or redelivered or resubmitted for any reason, including to provide the applicable Governmental Entities with additional time to review any or all of the transactions contemplated by this Agreement, or (2) consent to any voluntary extension of any statutory waiting period or, if applicable, any contractual waiting period under any timing agreement with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity;

(C) provide or cause to be provided to each Governmental Entity any non-privileged or protected information and documents requested by any Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable following any such request; and

(D) proffer, agree to take and take any Remedial Action to the extent necessary to satisfy the condition set forth in Section 8.1(b); provided that notwithstanding anything to the contrary set forth in this Section 7.5(b), neither this Section 7.5(b) nor any other provision set forth in this Agreement shall require, or be construed to require Parent or the Company or any of their respective Affiliates or Subsidiaries to (1) sell, lease, license, transfer, dispose of, divest or otherwise Encumber, or hold separate, or propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other Encumbrance, or holding separate, before or after the Effective Time, of any material assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Affiliates or Subsidiaries), or (2) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their Affiliates or Subsidiaries) ((1) and (2) collectively, “Remedial Actions”) if taking all Remedial Actions necessary to satisfy the condition set forth in Section 8.1(b) would reasonably be expected to result in a material adverse effect on financial condition, assets, liabilities (contingent or otherwise), business operations or results of operations of Parent, the Surviving Corporation and their respective Affiliates and Subsidiaries (taken as a whole), after giving effect to the transactions contemplated by this Agreement (an action having the effects described in the foregoing clause of this Section 7.5(b)(ii)(D), a “Substantial Detriment”); provided, however, that (x) the Company shall not take any of the actions referred to in this Section 7.5(b)(ii)(D) (or agree to take any such actions) with respect to the assets, operations, rights, product lines, licenses, businesses or interests therein of the Company and its Affiliates and Subsidiaries without the prior written consent of Parent and (y) Parent can compel the Company to (and to cause the Company’s Affiliates and Subsidiaries to) take any of the actions referred to in this Section 7.5(b)(ii)(D) (or agree to take such actions), in each case without regard to the Substantial Detriment limitation, with respect to the assets, operations, rights, product lines, licenses, businesses or interests therein of the Company and its Affiliates and Subsidiaries so long as the effectiveness of such action is contingent upon the consummation of the Merger.

(iii) Cooperation. Subject to Section 7.5(b)(i) and Section 7.5(b)(ii), Parent shall, after good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, lead the strategy for seeking and obtaining all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations for the Merger, including under the HSR Act, including but not limited to directing any decision to pull and refile any filing under the HSR Act, acting reasonably and after consultation with the Company, provided, however, that any decision to pull and refile any such filing more than once shall require the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed). Parent and the Company shall have the right to review in advance and, to the extent practicable, each shall consult with the other on, and consider in good faith the views of the other in connection with, all the information relating to itself, any of its respective Affiliates or Subsidiaries and any of their respective Representatives, that appears in any filing made with, or written materials delivered or submitted by the other to, any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that the Company shall not submit any such filing to any Governmental Entity without the prior approval of Parent. Neither the Company nor Parent shall permit any of its Affiliates or Subsidiaries or any of its or their respective Representatives to participate in any material discussions or meetings with any Governmental Entity in respect of the Required Regulatory Approvals unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat. Notwithstanding any other requirement in this Section 7.5, where a Party (a “Disclosing Party”) is required under this Section 7.5 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may comply with such requirement by restricting the provision of such competitively sensitive information only to antitrust counsel of the Receiving Party and providing to the Receiving Party, upon request of the Receiving Party, a redacted version of such information which does not contain any such competitively sensitive information.

7.6. Status and Notifications. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5(a)(v) and Section 7.5(b)(ii)(C), the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including as promptly as reasonably practicable notifying the other of any substantive or material notices or communications received by Parent or the Company, as the case may be, or any of their respective Affiliates or Subsidiaries, from any third party, including any Governmental Entity, with respect to such transactions and as promptly as reasonably practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed written description thereof). Each of the Company and Parent shall give prompt notice to the other Party of any Event that (A) in the case of the Company, has had or would reasonably be expected to have a Company Material Adverse Effect, (B) in the case of Parent, would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or (C) has resulted, or would reasonably expected to result, in the failure of any condition to the other

Party’s obligations to consummate the transactions contemplated by this Agreement to be satisfied; provided, that, any such delivery of notice will not affect or be deemed to modify any representation, warranty, covenant or agreement of any Party, will not affect any condition to any Party’s obligation to consummate the transactions contemplated by this Agreement, will not affect or limit any remedy available to any Party (whether under this Agreement, at law or in equity), or be deemed to update the Company Disclosure Schedule.

7.7. Third-Party Consents. Notwithstanding anything to the contrary set forth in this Agreement, each of Parent and Merger Sub acknowledges and agrees that (a) in connection with the transactions contemplated by this Agreement, certain notices, acknowledgments, waivers and consents from third parties and amendments, supplements or other modifications to Contracts to which the Company and/or a Subsidiary thereof is a party to or bound by may be required and that such notices, acknowledgments, waivers and consents and Contract amendments, supplements or other modifications have not been given, obtained and/or effected, as the case may be and (b) the failure to give, obtain and/or effect, as applicable, any such notices, acknowledgments, waivers or consents and Contract amendments, supplements or other modifications in and of itself shall not be taken into account with respect to whether any conditions set forth in Article VIII shall have been satisfied. Without limiting the generality of the foregoing sentence, prior to the Closing, the Company shall reasonably cooperate with Parent, upon the reasonable request of Parent, in connection with giving, obtaining and/or effecting, as applicable, any such notices, acknowledgments, waivers or consents and Contract amendments, supplements or other modifications; provided that notwithstanding anything to the contrary in this Agreement, in no event shall Parent, the Company or any of their Affiliates or Subsidiaries be required to make or agree to make any payments to any third party, concede or agree to concede anything of monetary or economic value, amend or otherwise modify any Contract to which it is a party to or bound or commence, defend or participate in any Proceeding, in each case in connection with such cooperation.

7.8. Information and Access.

(a) The Company and Parent each shall (and shall cause its Subsidiaries to, and shall cause, its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as reasonably practicable, with all information concerning itself, its Representatives and such other matters as may be necessary or advisable in connection with the Proxy Statement and any information or documentation to effect the expiration of all waiting periods under applicable Laws and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement, and all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of Parent, the Company or any of their respective Affiliates or Subsidiaries to or from any Governmental Entity. The information and access provided to Parent pursuant to this Section 7.8 will be available and used solely for purposes reasonably related to the consummation of the transactions contemplated by this Agreement and integration planning related to the transactions contemplated by this Agreement (including verifying satisfaction of the conditions to Closing). With respect to the information supplied in writing by or on behalf of Parent, its Affiliates or Subsidiaries or its or their respective Representatives for inclusion in or incorporation by reference into the Proxy Statement, Parent acknowledges and agrees that none of such information will, at the date of mailing to stockholders of the Company, at the time of the Company Stockholders Meeting or of filing with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) In addition to and without limiting the rights and obligations set forth in Section 7.8(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access, during normal business hours, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, to its employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, operations, properties and assets and personnel solely for purposes reasonably related to the consummation of the transactions contemplated by this Agreement (including verifying satisfaction of the conditions to Closing) and for integration planning purposes as may reasonably be requested by or on behalf of Parent; provided, however, that, subject to compliance with the obligations set forth in Section 7.8(c): (i) neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the Company’s reasonable judgment reasonably be expected to result in (A) a violation of applicable Law, (B) the disclosure of any Trade Secrets, (C) the breach of any contractual confidentiality obligations in any Contract with a third party (other than a Permitted Confidentiality Agreement) or otherwise breach, contravene or violate any then effective Contract to which the Company or any of its Subsidiaries is party, (D) waive the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings or (E) result in the disclosure of any sensitive or Personal Information that would expose the Company or any of its Subsidiaries to the risk of liability; (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Parent or any of its Representative unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants; and (iii) in no event shall access include any invasive environmental sampling or testing of soils, groundwater or building materials. All requests for such access or information made pursuant to this Section 7.8(b) shall be initially directed to the Person set forth in Section 7.8(b) of the Company Disclosure Schedule, which Person may be replaced by the Company at any time by providing written notice to Parent, and any access granted in connection with a request made pursuant to this Section 7.8(b) shall be supervised by such Persons and be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries.

(c) In the event that the Company objects to any request submitted pursuant to Section 7.8(b) on the basis of one or more of the matters set forth in clause (i) of Section 7.8(b), it must do so by providing Parent, in reasonable detail, the nature of what is being prevented and/or withheld and the reasons and reasonable support therefor, and prior to preventing such access or withholding such information or documents from Parent and its Representatives, the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clause (i) of Section 7.8(b), including through the use of commercially reasonable efforts to take such actions and implement appropriate and mutually agreeable measures to as promptly as practicable permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (i)(C) of Section 7.8(b), obtaining a waiver with respect to or consent under such contractual confidentiality obligations.

(d) Without limiting the generality of the other provisions of this Section 7.8, the Company and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents (including those that relate to valuation of the Company or Parent (as the case may be)) as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement or additional confidentiality or joint defense agreement between or among the Company and Parent; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(e) To the extent that any of the information or documents furnished or otherwise made available pursuant to this Section 7.8 or otherwise in accordance with the terms and conditions of this Agreement or the Confidentiality Agreement constitutes information or documents that may be subject to an attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material and information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under such privileges and protections.

(f) No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 7.8 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Section 7.5, Section 7.6, this Section 7.8 or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

7.9. Publicity. Any initial press release concerning the transactions contemplated by this Agreement will be subject to the approval of the Company and Parent. Thereafter, the Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the transactions contemplated by this Agreement and shall not issue any such press release or otherwise make such public statements, disclosures or communications prior to such consultation except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service, the NYSE, the Securities and Exchange Board of India, the BSE or NSE, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto or (c) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Proxy Statement or any Company Approvals or Parent Approvals contemplated by Section 7.5, which shall be governed by the provisions of Section 7.5 and in addition to the exceptions set forth in foregoing clauses (a) through (c) of this second sentence of this Section 7.9, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent. In addition, subject to the exceptions set forth in clause (a) of the preceding sentence, the Company shall consult with Parent regarding the form and substance of any press releases or other public statements, disclosures or communications of any material developments or matters involving the Company, including earnings releases and regulatory matters, reasonably in advance of any press releases or other public statements, disclosures or communications.

7.10. Employee Benefits.

(a) Parent agrees that the Continuing Employees shall, during the period commencing at the Effective Time and ending on the one year anniversary of the Effective Time, be provided with (i) base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (iii) employee benefits, retirement and welfare benefits (excluding equity compensation and one-time payments such as retention or transaction bonuses) that are no less favorable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time and (iv) severance benefits that are no less favorable than the severance benefits set forth on Section 7.10(a) of the Company Disclosure Schedule, or if greater, those severance benefits made available to similarly situated employees of Parent or its Affiliates; provided, further, that nothing herein shall be construed to require duplication of benefits or compensation.

(b) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries (and any predecessor entities thereof) for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except (A) for benefit accrual under defined benefit pension plans, (B) for purposes of qualifying for subsidized early retirement benefits, (C) to the extent it would result in a duplication of benefits, or (D) to the extent such credit is not recognized under the applicable Parent benefit plan for similarly situated employees of Parent.

(c) Parent shall, and shall cause the Surviving Corporation to, honor, in accordance with their terms as in effect immediately prior to the date hereof, all employee benefit obligations to current and former employees under the Company Benefit Plans set forth in Section 7.10(c) of the Company Disclosure Schedule; provided that nothing in this Section 7.10(c) shall prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any such Company Benefit Plan in accordance with its terms and applicable Law following the Effective Time.

(d) Unless Parent provides written notice to the Company no later than ten (10) Business Days prior to the Effective Time, the Company shall adopt resolutions terminating any Company Benefit Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plan”), effective no later than the day immediately preceding the Closing Date and contingent upon the occurrence of the Effective Time. The form and substance of such resolutions shall be subject to the reasonable approval of Parent (not to be unreasonably withheld, conditioned or delayed), and the Company shall provide evidence that such resolutions have been adopted by the Company and/or its Subsidiaries, as applicable, prior to the Closing Date. If the Company 401(k) Plan is so terminated, Parent shall, as of the Closing Date, offer participation in Parent’s qualified cash or deferred arrangement under Section 401(k) of the Code (“Parent 401(k) Plan”) to each Continuing Employee who was an active participant in a Company 401(k) Plan as of the date of its termination. If elected by such Continuing Employee in accordance with applicable Law, Parent shall cause the Parent 401(k) Plan to, following the Closing Date, accept a “direct rollover” of Company 401(k) Plan assets to such Parent 401(k) Plan equal to the account balances (including any participant loans) of such Continuing Employee.

(e) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan or any benefit plan of Parent or any of its Affiliates, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms and applicable Law (including by merging, consolidating or combining any Company Benefit Plan with any benefit plan of Parent or any of its Affiliates), (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee at any time and for any or no reason (subject to applicable Law), (iv) require Parent, the Surviving Corporation or any of their Affiliates to continue the employment of any particular Continuing Employee for any period of time following the Effective Time, (v) without limiting the generality of Section 10.8, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain, or (vi) be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement.

7.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless the Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with or arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (A) the transactions contemplated by this Agreement and (B) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and (ii) advance expenses as incurred; provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses.

(b) Prior to the Effective Time, the Company shall obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case with respect to Side A coverage for the Indemnified Parties (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement) from the Company’s D&O Insurance carrier as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies; provided, however, that in no event shall the premium amount for such policies exceed 300 percent of the current aggregate annual premium paid by the Company for such purpose. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with the Company’s D&O Insurance carrier as of the date of this Agreement or with or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement and from an insurance carrier with the same or better credit rating as the Company’s D&O Insurance carrier as of the date of this Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement); provided, however, that in no event shall the annual cost of such D&O Insurance exceed during the Tail Period 300 percent of the current aggregate annual premium paid by the Company for such purpose; and provided further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its

Subsidiaries, in each case, as in effect on the date of this Agreement, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(d) If Parent or the Surviving Corporation or any of their respective legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Surviving Corporation shall assume all the obligations set forth in this Section 7.11.

(e) The provisions of this Section 7.11 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable, subject to the Bankruptcy and Equity Exception, by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.11.

(f) The rights of the Indemnified Parties under this Section 7.11 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waiver or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 7.11 is not prior to or in substitution of any such claims under such policies).

7.12. Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the transactions contemplated by this Agreement the Company and the Company Board shall grant such approvals and, along with Parent, shall take such actions as are reasonably necessary and advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes.

7.13. Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 4.2(f), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Parent thereof and keep Parent reasonably informed with respect to the status thereof and (b) give Parent a reasonable opportunity to participate in the defense and/or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation; provided that the Company shall in any event control such defense and/or settlement and, for the avoidance of doubt, the disclosure of information to Parent in connection therewith shall be subject to the provisions of Section 7.8; provided further that the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed).

7.14. Section 16 Matters. The Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

7.15. Delisting and Deregistration. Prior to the Closing Date, the Parties shall cooperate with each other and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on their part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, but in any event no more than ten days thereafter. In connection therewith, Parent shall use commercially reasonable efforts to (a) assist in enabling the Company or NYSE to be in a position to promptly file and cause the Surviving Corporation or NYSE to file with the SEC a Form 25 on the Closing Date and (b) cause the Surviving Corporation to file a Form 15 on the first Business Day that is at least ten days after the date the Form 25 is filed.

7.16. Redemption/Discharge. Prior to the Effective Time, if requested in writing by Parent, the Company shall, and shall cause each of its Subsidiaries and each of their respective Representatives to, use its reasonable best efforts to cooperate with Parent and Merger Sub to, and use reasonable best efforts to take such actions as are necessary to, allow or effect, as the case may be, (a) the satisfaction and discharge on the Closing Date of the outstanding aggregate principal amount of any or all series of Notes and the related Indentures (the “Discharge”) and/or (b) the conditional redemption of any or all of the outstanding aggregate principal amount of any or all of the Notes pursuant to the applicable provisions of the Indentures at the Closing Date (the “Redemption”). Any Discharge and/or Redemption, and all notices or instructions with respect thereto must be conditioned on the occurrence of the Closing or shall occur on or after the Closing Date. Parent and Merger Sub shall ensure that, at or prior to the Closing, they shall have funds necessary in connection with any such Redemption and/or Discharge. The Parties hereby agree that none of the Company, any Subsidiary of the Company or any of the foregoing Person’s respective Representatives shall be required to pay or deposit any amounts required in connection with each Discharge and Redemption, except to the extent such amounts have been previously provided by Parent to such Person expressly for such purpose. Notwithstanding anything to the contrary in this Agreement, neither the Company nor the Company’s counsel shall be required to provide any legal opinions in connection with the transactions contemplated by this Section 7.16.

7.17. Financing.

(a) Parent Financing Covenants

(i) Parent will use its, and will cause its Subsidiaries to use their respective, reasonable best efforts to take, or cause to be taken, and to cause the appropriate Representatives of Parent and/or its Subsidiaries to take, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing at or prior to the Closing on the terms and subject only to the conditions set forth in the Debt Financing Letters (as amended, restated, replaced or waived in accordance with Section 7.17(a)(ii)) (including any “flex” provisions contained therein) in the amounts necessary to fund the Debt Financing Uses on the Closing Date (when taken together with funds otherwise available to Parent as of the Closing Date), including using reasonable best efforts to (1) comply with and maintain the Debt Commitment Letter in full force and effect in accordance with the terms and subject only to the conditions thereof (subject to Parent’s right to withdraw, rescind, terminate, replace, amend, restate or waive the Debt Financing Letters in accordance with Section 7.17(a)(ii) below), (2) negotiate and enter into definitive financing agreements with respect thereto on the terms and subject only to the conditions set forth in the Debt Commitment Letter, (3) comply with and perform the obligations applicable to it pursuant to the Debt Commitment Letter, including, to the extent the same are exercised, any “flex” provisions in the Fee Letters, (4) draw down on and consummate the Debt Financing at or prior to the Closing, if all conditions to the Debt Financing are satisfied, including by enforcing their respective rights under the Debt Commitment Letter and causing the Debt Financing Sources to fund the Debt Financing at the Closing, if all conditions to the Debt Financing are satisfied, in the amounts necessary to fund the Debt Financing Uses on the Closing Date (when taken together with funds otherwise available to Parent or Merger Sub as of the Closing Date) and (5) satisfy on a timely basis all conditions (including taking all actions directly or indirectly to not cause a “Change of Control” as defined in the Debt Commitment Letter from occurring) in such definitive agreements to the extent within Parent’s, any of its Affiliates’ or any of its or its Affiliates’

Representatives’ control and assist in the satisfaction of all other conditions. If all or any portion of the Debt Financing expires or terminates or otherwise becomes (or could reasonably be expected to become) unavailable in the manner contemplated by the Debt Commitment Letter, Parent will immediately (and in any event, within two Business Days) notify the Company in writing thereof and use its reasonable best efforts to arrange for and obtain as promptly as practicable following the occurrence of any such event alternative debt financing (the “Alternate Debt Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement (after taking into account any funds otherwise available to Parent) and perform all of its obligations hereunder on terms and conditions that are not less favorable or more onerous (including imposition of new conditions or expansion of existing conditions), in the aggregate, than those set forth in the Debt Commitment Letter and that would not, and could not reasonably be expected to, prevent, delay or impair the ability of Parent to obtain the Debt Financing or consummate the transactions contemplated by this Agreement. In the event Parent obtains any Alternate Debt Financing, Parent will promptly deliver a true, correct and complete executed debt commitment letter to the Company with respect to such Alternate Debt Financing, including all exhibits, schedules, term sheets, amendments, supplements, modifications and annexes thereto and true, correct and complete copies of any related executed fee letters, engagement letters and other agreements, it being understood and agreed that any such fee letters may be redacted solely in the same manner as the Fee Letters. Parent will be subject to the same obligations with respect to any Alternate Debt Financing as set forth in this Agreement with respect to the Debt Financing.

(ii) Parent will not withdraw, rescind, terminate, replace, amend, restate or waive any Debt Financing Letter or any provision thereof without the Company’s prior written consent if (in the case of any such replacement, amendment or waiver) such replacement, restatement, amendment or waiver would, or could reasonably be expected to, (1) delay, impede, impair or prevent the Closing, (2) make the receipt or funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) in the amounts necessary to fund the Debt Financing Uses on the Closing Date (when taken together with funds otherwise available to Parent as of the Closing Date) less likely to occur, (3) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Financing Letters or the definitive agreements with respect thereto, the ability of Parent to consummate the transactions contemplated by this Agreement at the Closing or the likelihood of the transactions contemplated by this Agreement to be consummated at the Closing, (4) reduce (or have the effect of reducing) the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) below the amount necessary to fund the Debt Financing Uses on the Closing Date (when taken together with funds otherwise available to Parent or Merger Sub as of the Closing Date) or (5) impose new or additional conditions or adversely expand, amend or modify any of the existing conditions to the receipt of the Debt Financing, or otherwise expand, amend or modify any existing condition or other provision of the Debt Financing Letters, in each case in a manner that could reasonably be expected to delay, impede, impair or prevent the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) at the Closing. Parent will promptly deliver a copy of any amendment, supplement, modification or replacement of any Debt Financing Letter to the Company. Upon any permitted amendment, supplement, modification or replacement of any Debt Financing Letter (including with respect to any Alternate Debt Financing) in accordance with this Section 7.17, the term “Debt Financing Letters” will mean the Debt Financing Letters as so amended, supplemented, modified or replaced, and references to “Debt Financing” and/or “Alternate Debt Financing” will include the financing contemplated by the Debt Financing Letters as so amended, supplemented, modified or replaced.

(iii) Parent will provide the Company with prompt (but in any event, within two (2) Business Days) written notice (1) upon becoming aware of any (A) actual or threatened breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any such breach, default, repudiation, cancellation or termination) by any party to any Debt Financing Letter or such other agreements or documents (including any definitive agreements) relating to any of the Debt Financing or (B) amendment, supplement, waiver, other modification or termination of any Debt Financing Letter or such other agreements or documents (including any definitive agreements) relating to the Debt Financing, (2) upon receipt by Parent or any of its Affiliates or Representatives

of any written notice or other written communication of any such breach, default, repudiation, cancellation or termination, (3) of any dispute or disagreement between or among the parties to any of the Debt Financing Letters or the definitive documents related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount thereof to be funded at the Closing to the extent such amount would be less than the amount necessary to fund the Debt Financing Uses on the Closing Date (when taken together with funds otherwise available to Parent as of the Closing Date) and (4) if for any reason Parent believes in good faith that it would not be able to obtain all or any portion of the Debt Financing necessary to fund the Debt Financing Uses on the Closing Date (when taken together with funds otherwise available to Parent as of the Closing Date) on the terms, in the manner or from the sources contemplated by the Debt Financing Letters or the definitive documents related to the Debt Financing in any manner that could reasonably be expected to impair, delay, impede or prevent the consummation of the transactions contemplated by this Agreement. As soon as reasonably practicable, but in any event within five Business Days after the date the Company delivers to Parent a written request, Parent will provide any information reasonably requested by the Company relating to any circumstance referred to in clause (1), (2), (3) or (4) of the immediately preceding sentence. In addition, Parent will keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to obtain and finalize the Debt Financing and provide to the Company copies of all definitive documents related to the Debt Financing, including by providing the Company with drafts of such definitive documents relating to the Debt Financing a reasonable period of time prior to their execution or use.

(b) Company Financing Cooperation Covenant.

(i) Prior to the Closing or the earlier termination of this Agreement and subject to the limitations set forth in this Agreement, the Company will, and will cause its Subsidiaries to, use reasonable best efforts (at Parent’s sole cost and expense) to provide, and to cause the appropriate Representatives of the Company and its Subsidiaries to use their reasonable best efforts to provide, such cooperation as is necessary, customary and reasonably requested by Parent, upon reasonable prior notice, to (A) assist Parent and/or a Subsidiary of India Parent in connection with any debt financing (including the Debt Financing) or as is otherwise reasonably requested by Parent, in each case, solely in connection with Parent’s or any India Parent’s Subsidiary’s efforts to fund the Debt Financing Uses (provided that any such requests are timely made so as not to delay the Closing beyond the date on which it would otherwise occur) and (B) assist Parent with commencing and consummating exchange offers and/or consent solicitations (the “Exchange Offers/Consent Solicitations”) with respect to any or all series of the Notes and the related Indentures to seek to exchange the applicable Notes for new notes on terms set forth by Parent and to obtain the requisite consents from holders of the applicable Notes necessary to amend, modify or supplement the applicable Indentures on terms set forth by Parent, which cooperation may in each case include (1) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions (including any accounting due diligence sessions), drafting sessions and sessions with rating agencies in connection with the Debt Financing and any of the Exchange Offers/Consent Solicitations (which will be limited to teleconference or virtual meeting platforms) during normal business hours and at mutually agreed times; (2) to the extent requiring the cooperation of the Company, reasonably assisting Parent in the preparation of materials reasonably and customarily requested to be used in connection with obtaining the Debt Financing and any of the Exchange Offers/Consent Solicitations, in each case, solely with respect to information relating to the Company and its Subsidiaries, including rating agency presentations, offering documents, bank information memoranda, delivering any customary authorization letters and confirmations with respect to presence or absence of material non-public information and material accuracy of the information contained in any such materials; (3) providing to Parent the Required Information; (4) as promptly as reasonably practicable upon the reasonable request by Parent, furnish Parent with customary financial and other information as may be reasonably necessary for Parent to prepare a customary pro forma consolidated balance sheet and related pro forma consolidated statements of income of Parent and its Subsidiaries giving effect to the Merger, the Debt Financing and the Exchange Offers/Consent Solicitations; (5) no later than three Business Days prior to the Closing Date, delivering information and documentation related to the Company and its Subsidiaries not previously provided or made available to Parent in connection with, and in accordance with the terms of, the Debt Financing related to applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by

Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any such party that has requested such certification, relating to the Company or any of its Subsidiaries, in each case to the extent requested by Parent in writing at least ten Business Days prior to the Closing; (6) provide customary authorization letters authorizing the distribution of information to prospective lenders regarding the Company, subject to customary terms and conditions; (7) deliver, or cause to be delivered, a draft of the Payoff Letter with respect to the Company Credit Agreement to Parent not less than three Business Days prior to the Closing Date; (8) direct the Company’s independent registered accountants to (i) provide customary comfort letters (including “negative assurance” and change period comfort) with respect to the historical financial information regarding the Company and its Subsidiaries referenced in clause (3) above and that is included in an offering memorandum, private placement memorandum or prospectus for a securities offering comprising part of the Debt Financing or any of the Exchange Offers/Consent Solicitations to the extent such financial information is customarily subject to a comfort letter, (ii) consent to the inclusion or incorporation by reference of its audit opinion or report with respect to any audited financial statements of the Company and its Subsidiaries and (iii) attend a reasonable number of accounting due diligence sessions and drafting sessions at reasonable times and places to be mutually agreed; (9) appointing an exchange agent or solicitation agent selected by Parent (that is reasonably acceptable to the Company) as necessary in connection with the Exchange Offers/Consent Solicitations and (10) providing reasonable access, at mutually agreed times and places and on a reasonable and customary number of occasions, to the Company’s personnel to the extent necessary to facilitate the issuance of 10b-5 opinions by counsel to Parent and Merger Sub in connection with the Exchange Offers/Consent Solicitation. Parent shall consult with the Company regarding the material terms and conditions of any Exchange Offer/Consent Solicitation, including the timing and commencement of any Exchange Offer/Consent Solicitation and any tender deadlines. Parent shall provide the Company with the offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal and press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Exchange Offers/Consent Solicitations (collectively, the “Offering Documents”) (which may redact any non-Company information in Parent’s discretion) a reasonable period of time in advance of commencing the applicable Exchange Offers/Consent Solicitations (but in any event no later than two Business Days in advance of commencement) to allow the Company and its counsel a reasonable opportunity to review and comment on such Offering Documents (which comments shall be received by Parent no later than two Business Days following receipt of such Offering Documents by the Company), and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel received within such two Business Day period; provided, that such Offering Documents shall not include any material non-public information provided by the Company or its Subsidiaries or any of their respective Representatives unless the Company approves such disclosures in writing (such approval not to be unreasonably withheld, conditioned or delayed, subject to the below). All costs and expenses incurred in connection with the Exchange Offers/Consent Solicitations, including all consent fees payable to holders of any series of Notes, dealer manager fees, solicitation agent fees, information agent fees, depositary fees, trustee fees and other out-of-pocket expenses of the Company incurred in connection with this Section 7.17(b) shall be borne solely by Parent. Parent agrees to provide the Company drafts of all Offering Documents and all marketing materials for the Debt Financing or any of the Exchange Offers/Consent Solicitations to the extent containing information about the Company and its Subsidiaries (in each case, which may redact any non-Company information in Parent’s discretion) and a reasonable time to review such documents and materials (which shall in any event not be more than five Business Days following receipt of such Offering Documents and marketing materials, as applicable, by the Company) the Company agrees to use reasonable best efforts to review all marketing materials provided in writing by Parent and agrees to use reasonable best efforts to identify for Parent in writing any information contained in any Offering Documents or other marketing materials that it reasonably believes constitutes material non-public information with respect to the Company or its securities within such five Business Days review period. If the Company identifies any such non-public Company information in writing (“Identified MNPI”) and such non-public Company information is customarily included in offering documents or marketing materials for debt financing of the type consistent with the Debt Financing and/or any of the Exchange Offers/Consent Solicitations and is reasonably requested by Parent to be included in the Offering Documents or marketing materials for the Debt Financing and is not disadvantageous to the Company in any way

(to the extent such materials are intended for public side lenders) (any such Identified MNPI, “Acceptable MNPI”), then the Company shall file a Current Report on Form 8-K as promptly as practicable containing such material non-public information. Parent shall remove all such Identified MNPI that is not Acceptable MNPI from such Offering Documents and marketing materials (to the extent such materials are intended for public side lenders).

(ii) Notwithstanding anything to the contrary in this Agreement, none of the Company, its Affiliates or its or its Affiliates’ Representatives will be required to (1) provide or prepare, and Parent will be solely responsible for the preparation of, pro forma financial information, including pro forma costs savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financing information, (2) pay any fee in connection with the Debt Financing or the Exchange Offers/Consent Solicitations, (3) provide any financial statements or financial data other than the Required Information, (4) approve any document or other matter related to the Debt Financing, excluding any customary authorization letters described in Section 7.17(b)(i)(6), (5) incur or reimburse any costs or expenses or incur any other liability or obligation of any kind or give any indemnities in connection with the Debt Financing or the Exchange Offers/Consent Solicitations or be required to take any action that would subject it to actual or potential liability, (6) enter into, approve or perform any agreement or commitment in connection with the Debt Financing or the Exchange Offers/Consent Solicitations or modify any agreement or commitment or provide any certification, excluding any customary authorization letters described in Section 7.17(b)(i)(6), (7) provide any legal opinion of internal or external counsel or reliance letters or any certificate, comfort letter or opinion of any of its Representatives, in each case except to the extent contemplated in Section 7.17(b)(i), (8) provide access to or disclose any information to Parent or any of its Representatives to the extent such disclosure could jeopardize the attorney-client privilege, attorney work product protections or similar protections or violate any applicable Law or contract, (9) take any action that could (A) unreasonably interfere with the day-to-day operations of the Company, (B) provide any information the disclosure of which is prohibited or legally privileged, (C) cause any representation or warranty in this Agreement to be breached or cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (D) subject any current or former director, officer, employee or other Representative of the Company or any of its Subsidiaries to any actual or potential liability, (E) conflict with the certificates of incorporation or bylaws or equivalent Organizational Documents of the Company or any of its Subsidiaries or with any Law, (F) result in the contravention, violation or breach of, or a default under, any contract, (G) cause significant competitive harm to the Company if the transactions contemplated by this Agreement are not consummated or (H) waive or amend any terms of this Agreement or any other contract to which the Company or any of its Subsidiaries is a party, (10) change any fiscal period, (11) make any representations, warranties or certifications, excluding any customary authorization letters described in Section 7.17(b)(i)(6), (12) cause or permit any Encumbrances to be placed on any of its assets in connection with the Debt Financing prior to the Closing Date or (13) adopt any resolutions, execute any consents or otherwise take any corporate or similar action. The Company and its Subsidiaries hereby consent to the use of their logos in connection with the Debt Financing and any of the Exchange Offers/Consent Solicitations, solely to the extent that such names, marks, and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(iii) Parent expressly acknowledges and agrees that neither the availability, the terms nor the obtaining of the Debt Financing or any other financing is in any manner a condition to the Closing or the obligations of the Company to consummate the transactions contemplated by this Agreement. The Company and its Subsidiaries will be deemed to be in compliance with this Section 7.17(b), and Parent will not allege that the Company is or has not been in compliance with this Section 7.17(b), unless Parent provides prompt written notice of the alleged failure to comply specifying in reasonable detail specific steps to cure such alleged failure in a commercially reasonable and practical manner consistent with this Section 7.17(b), for which failure to comply has not been cured within five Business Days from receipt of such written notice. For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 7.17(b) represent the sole obligation of the Company, its Affiliates and its and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing or any other financing and the Exchange Offers/Consent Solicitations and no other provision of this Agreement (including the exhibits and schedules to this Agreement) will be deemed to expand or modify such obligations.

(iv) None of the Company, its Affiliates or its or its Affiliates’ Representatives will have any liability to Parent in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 7.17(b).

(v) Whether or not the Closing occurs, Parent will indemnify and hold harmless the Company, its Affiliates and its or its Affiliates’ Representatives from and against all liabilities suffered or incurred by any of them in connection with the cooperation contemplated by this Section 7.17(b), the Debt Financing and the Exchange Offers/Consent Solicitations or any information used in connection with the Debt Financing and the Exchange Offers/Consent Solicitations. Parent will promptly (and in any event within two Business Days of delivery of documentation evidencing the applicable cost or expense), upon request by the Company, reimburse the Company or such Affiliate or Representative, as the case may be, for all out-of-pocket costs and expenses (including outside attorneys’ fees and disbursements) incurred thereby in connection with the cooperation contemplated by this Section 7.17(b).

(vi) Notwithstanding anything to the contrary herein, a breach by the Company or its Affiliates or Representatives of their obligations under this Section 7.17(b) shall not constitute a breach for purposes of Article VIII or Article IX, unless (i) such breach is a proximate cause of a failure of a condition precedent in the Debt Commitment Letter to be satisfied that results in the Debt Financing not being available to Parent, (ii) Parent has notified the Company of such breach in writing, detailing reasonable steps that comply with this Section 7.17(b) in order to cure such breach, and (iii) the Company has not taken such steps or otherwise cured such breach a reasonably sufficient time prior to the Outside Date for Parent (in its reasonable determination) to consummate the Debt Financing.

(vii) All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to this Section 7.17(b) will be kept confidential and otherwise treated in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Debt Financing Sources, will be satisfied by the confidentiality provisions applicable thereto under the Debt Commitment Letter if made for the benefit of the Company).

7.18. Other Actions. The Company will, and will cause its Subsidiaries to cooperate in good faith with reasonable requests from Parent to facilitate the direct acquisition of the Company’s Indian Subsidiaries by India Parent or another Affiliate of India Parent, subject to, and simultaneously with, the Closing; provided that notwithstanding anything to the contrary in this Agreement, in no event shall the Company or any of its Affiliates or Subsidiaries be required to make or agree to make any payments to any third party, concede or agree to concede anything of monetary or economic value, amend or otherwise modify any Contract to which it is a party to or bound or commence, defend or participate in any Proceeding, or take any action that is not contingent upon the consummation of the Merger, in each case in connection with such cooperation.

ARTICLE VIII

Conditions to Effect the Closing

8.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.

(b) Regulatory Approvals. The statutory waiting period (and any extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement under (i) the HSR Act, the other Antitrust Laws in the jurisdictions set forth in Section 8.1(b)(i) of the Company Disclosure Schedule, (ii) applicable FDI Laws of the jurisdictions set forth in Section 8.1(b)(ii) of the Company Disclosure Schedule and (iii) the FSR and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement shall have expired or been earlier terminated (the “Required Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and enjoins, restrains, prohibits, prevents or makes illegal the consummation of the transactions contemplated by this Agreement.

8.2. Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties set forth in: (i) Section 5.10(b) (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing, (ii) Section 5.2(a), Section 5.2(b), Section 5.2(f) and Section 5.2(g) (Capital Structure) shall have been true and correct, other than any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company as of the date of this Agreement and shall be true and correct as of the Closing, other than any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company as of the date of this Agreement, as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.4(b)(i) (Governmental Filings; No Violations), Section 5.21 (Takeover Statutes) and Section 5.22 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iv) Article V (other than those set forth in the foregoing clauses (i), (ii) and (iii) of this Section 8.2(a)), without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers or qualifiers of similar import set forth therein, except with respect to (A) the term “material fact” in Section 5.6(b) and (B) the term “Material Contract,” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect which is continuing.

(d) Company Closing Certificate. Parent shall have received a certificate duly executed on behalf of the Company by a duly authorized executive officer of the Company certifying that (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) Regulatory Approvals. The Required Regulatory Approvals shall have been filed, occurred or been obtained (as applicable) without the imposition of any term, condition or consequence the acceptance of which would constitute a Substantial Detriment (and such term, condition or consequence which would constitute a Substantial Detriment has not been withdrawn or cured).

(f) Indebtedness. The Company will have obtained, and provided to Parent at least one Business Day prior to the Closing Date an executed copy of, a customary pay-off letter (the “Payoff Letter”) with respect to the Company Credit Agreement, which Payoff Letter, together with any related release documentation shall include the payoff amount with respect to the Company Credit Agreement and provide that the liens and guarantees granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness, shall, upon the payment of the amount set forth in the Payoff Letter at or prior to Closing, be released and terminated.

8.3. Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in Article VI, without giving effect to any “materiality” qualifiers or qualifiers of similar import set forth therein, shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate duly executed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub certifying that (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

Termination

9.1. Termination by Mutual Written Consent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by the mutual written consent of the Parties.

9.2. Termination by Either the Company or Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by either the Company or Parent if:

(a) the transactions contemplated by this Agreement shall not have been consummated by 5:00 p.m. (New York time) on January 26, 2027 (the “Outside Date”), whether before or after the Requisite Company Vote has been obtained; provided, that, if on or prior to the Outside Date any of the conditions set forth in Section 8.1(b) or Section 8.1(c) (to the extent relating to the matters set forth in Section 8.1(b)) shall not have been satisfied but all other conditions set forth in Article VIII shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and which conditions are capable of being satisfied at the Closing), then either Parent or the Company may, by written notice to the other Party prior to 5:00 p.m. (New York Time) on the Outside Date, elect to extend the Outside Date until April 26, 2027, and such date shall thereafter be deemed the Outside Date for all purposes of this Agreement; provided, further, that if Parent elects to extend the Outside Date pursuant to this clause, the covenant set forth in Section 7.5(b)(ii)(D) shall be automatically modified such that Parent shall be required to take (or cause to be taken) the actions contemplated thereby without regard to whether such actions would constitute a Substantial Detriment, and Parent shall be deemed to have irrevocably waived the condition set forth in Section 8.2(e) to the extent relating to any Substantial Detriment; provided, further, that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.2(a) shall not be available to either the Company or Parent if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur on or prior to the Outside Date (it being understood that for the purposes of this Section 9.2(a) any such breach by Merger Sub shall be deemed such a breach by Parent).

(b) any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the transactions contemplated by this Agreement and such Law shall have become final, binding and non-appealable (a “Restraint”), whether before or after the Requisite Company Vote has been obtained; provided, that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.2(b) shall not be available to any Party if the enactment, issuance, promulgation, enforcement or entry of such Restraint was primarily caused by or the result of the failure of such Party to perform any of its obligations under this Agreement; or

(c) the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any postponement or adjournment thereof taken in accordance with this Agreement.

9.3. Termination by the Company. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of written notice of such breach or failure by the Company to Parent and Merger Sub specifying this Section 9.3(a) and describing such breach or failure in reasonable detail and (ii) three Business Days prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.3(a) shall not be available to the Company if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur or if Parent has the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.4(a); or

(b) at any time prior to the time the Requisite Company Vote is obtained, in order for the (i) Company Board to cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement providing for a Superior Proposal and/or (ii) Company to enter into or cause a Subsidiary thereof to enter into an Alternative Acquisition Agreement providing for a Superior Proposal, in each case so long as the Company has complied in all material respects with the obligations contemplated by Section 7.2(d)(iii) and prior thereto or concurrently therewith the Company pays or causes to be paid to Parent the Termination Fee by wire transfer of immediately available funds.

9.4. Termination by Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by Parent:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of written notice of such breach or failure by Parent to the Company specifying this Section 9.4(a) and describing such breach or failure in reasonable detail and (ii) three Business Days prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.4(a) shall not be available to Parent if either Parent or Merger Sub has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur or if the Company has the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.3(a); or

(b) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board shall have effected a Change of Recommendation, or (ii) the Company Board shall have caused or permitted the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal or the Company enters into or causes a Subsidiary thereof to enter into such an Alternative Acquisition Agreement.

9.5. Notice of Termination; Effect of Termination and Abandonment. In the event the Company or Parent intends to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.2, Section 9.3 or Section 9.4, as applicable, the Company or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision or provisions of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(a) In the event this Agreement is terminated and the transactions contemplated by this Agreement are abandoned pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that: (i) no such termination shall relieve any Party of any liability or damages to any other Party (which liability or damages the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated hereby, and may include, pursuant to Section 261(a)(1) of the DGCL and subject to the last sentence of Section 10.8, damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the Company’s stockholders) (A) resulting from any willful breach of this Agreement or fraud or (B) as contemplated by this Section 9.5; and (ii) the provisions set forth in this Section 9.5, the second sentence of Section 10.1 and Section 10.15 shall survive any termination of this Agreement and any abandonment of the transactions contemplated by this Agreement. Subject to the last sentence of Section 10.8, the Parties acknowledge and agree that, to the extent Parent or Merger Sub are required to pay damages in connection with the termination of this Agreement that exceed the Company’s expenses or out-of-pocket costs incurred in connection with this Agreement and the transactions contemplated by this Agreement, including any disputes related thereto, such excess represents an amount of damages payable in respect of losses suffered by the Persons who are holders of Shares as of the date on which this Agreement is terminated in respect of the Shares.

(b) In the event this Agreement is terminated and the transactions contemplated by this Agreement abandoned pursuant to this Article IX:

(i) by either the Company or Parent pursuant to (A) Section 9.2(a) without the Requisite Company Vote having been obtained, (B) by either the Company or Parent pursuant to Section 9.2(c) or (C) by Parent pursuant to Section 9.4(a) following a material breach of Section 7.2 or Section 7.3 and in each case: (1) a bona fide Acquisition Proposal shall have been publicly disclosed (or in the case of a termination pursuant to (C), made known to the Company Board) after the date of this Agreement and prior to such termination, and not publicly withdrawn any time prior to such termination and such Acquisition Proposal shall have been made by a Person or Group that is identified (publicly or in written notice to the Company) prior to such termination (or at least three Business Days prior to the date of the Company Stockholders Meeting in the case of a termination pursuant to Section 9.2(c)) and (2) within nine months after any such termination and abandonment, (x) the Company or any of Subsidiaries shall have entered into a definitive Alternative Acquisition Agreement with respect to an Acquisition Proposal, (y) the Company Board shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal, and the transactions contemplated by such definitive Alternative Acquisition Agreement are or such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within such nine month period) or (z) any Acquisition Proposal shall have been consummated, then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds immediately prior to or concurrently with the occurrence of any of the events described in the foregoing clauses (b)(i)(2);

(ii) by the Company pursuant to Section 9.3(b), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds immediately prior to or concurrently with such termination;

(iii) by Parent pursuant to Section 9.4(b), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds within three Business Days following such termination; or

(iv) by either Parent or the Company pursuant to Section 9.2(a) or Section 9.2(c), and, in each such case, at the time of such termination, Parent had the right to terminate this Agreement pursuant to Section 9.4(b), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds within three Business Days following such termination.

For purposes of the references to an “Acquisition Proposal” in Section 9.5(b)(i), all references in the definition of “Acquisition Proposal” to “twenty percent” shall each be deemed to be references to “fifty percent.”

(c) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion, (ii) the agreements set forth in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement and accordingly, if the Company fails to promptly pay or cause to be paid the amounts due pursuant to this Article IX, and, in order to obtain such amounts, Parent commences a Proceeding that results in a final, binding and non-appealable judgment against the Company for the Termination Fee (or any portion thereof), the Company shall pay or cause to be paid to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on the Termination Fee (or any portion thereof), as the case may be, at the prime rate as published in the Wall Street Journal in effect on the date such amounts were required to be made from such date through the date of payment and (iii) notwithstanding anything to the contrary set forth in this Agreement, in the event that the Termination Fee becomes payable by, and is paid or caused to be paid by, the Company, such fee shall be Parent’s sole and exclusive remedy for monetary damages or other relief (including specific performance) pursuant to this Agreement (including with respect to the Debt Financing Parties).

ARTICLE X

Miscellaneous and General

10.1. Survival. Article I, this Article X and the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Article III, Article IV, Section 5.24 (No Other Representations or Warranties; Non-Reliance), Section 6.12 (No Other Representations or Warranties; Non-Reliance), Section 7.10 (Employee Benefits), Section 7.11 (Indemnification; Directors’ and Officers’ Insurance), the provisions that substantively define any related defined terms not substantively defined in Article I and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. Article I, this Article X, the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Section 5.24 (No Other Representations or Warranties; Non-Reliance), Section 6.12 (No Other Representations or Warranties; Non-Reliance), Section 9.5 (Notice of Termination; Effect of Termination and Abandonment), Section 10.15 (Guarantee), the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement shall survive any termination of this Agreement and any abandonment of the transactions contemplated by this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights in connection with, arising out of or otherwise related to any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or, except as set forth in Article IX, the termination of this Agreement and abandonment of the transactions contemplated by this Agreement.

10.2. Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (New York time) (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 10.2). Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such street address or email address previously made available or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2) (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address or email address of which no notice was given in accordance with this Section 10.2 shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

if to the Company:

Organon & Co.
30 Hudson Street, Fl 33 Jersey City, NJ 07302
Attention:	Office of Corporate Secretary
Telephone:	(551) 430-6000
Email:	secretaryoffice@organon.com

with a copy (which shall not constitute notice) to:

Organon LLC
30 Hudson Street, Fl 33 Jersey City, NJ 07302
Attention:	Vice President, M&A and Licensing Legal
Telephone:	(551) 430-6000

Email:	ogcinbox@organon.com

and

Sullivan & Cromwell LLP
125 Broad Street, New York, NY 10004-2498
Attention:	Alison S. Ressler; Scott B. Crofton
Telephone:	(310) 712-6630; (212) 558-4000
Email:	resslera@sullcrom.com; croftons@sullcrom.com

if to Parent or Merger Sub:

Sun Pharmaceutical Holdings USA, Inc. or Sun Pharma America, Inc.
2 Independence Way, Princeton, NJ 08540
Attention:	General Counsel
Telephone:	(609) 819-3777
Email:	erik.zwicker@sunpharma.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas New York, NY 10020-1095
Attention:	O. Keith Hallam, III; Matthew C. Barnett
Telephone:	(212) 819-8364; (213) 620-7789
Email:	keith.hallam@whitecase.com; matthew.barnett@whitecase.com

if to India Parent:

Sun Pharmaceutical Industries Limited
Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (E), Mumbai 400063
Attention:	Rakesh Sinha
Telephone:	+91-22-4324-4324
Email:	rakesh.sinha1@sunpharma.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas New York, NY 10020-1095
Attention:	O. Keith Hallam, III; Matthew C. Barnett
Telephone:	(212) 819-8364; (213) 620-7789
Email:	keith.hallam@whitecase.com; matthew.barnett@whitecase.com

if to Canada Subsidiary:

Sun Pharma Canada Inc.
130 East Drive, Brampton, Ontario, L6T 1C1
Attention:	General Counsel
Telephone:	(609) 819-3777
Email:	erik.zwicker@sunpharma.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas New York, NY 10020-1095
Attention:	O. Keith Hallam, III; Matthew C. Barnett
Telephone:	(212) 819-8364; (213) 620-7789

Email:	keith.hallam@whitecase.com; matthew.barnett@whitecase.com

if to Netherlands Subsidiary:

Sun Pharma Netherlands BV
Polarisavenue 87, 2132 JH Hoofddorp
Attention:	Director; Legal Department
Telephone:	+31 23 568 5505
Email:	prashant.savla@sunpharma.com; sofie.zwagemakers@sunpharma.com with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas New York, NY 10020-1095
Attention:	O. Keith Hallam, III; Matthew C. Barnett
Telephone:	(212) 819-8364; (213) 620-7789
Email:	keith.hallam@whitecase.com; matthew.barnett@whitecase.com

10.3. Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except (a) as otherwise expressly provided herein and (b) all filing and similar fees paid by any Party in respect of any regulatory filing (including any and all filings under the Antitrust Laws and/or in respect of the Company Approvals, Parent Approvals and Required Regulatory Approvals) shall be borne by Parent.

10.4. Transfer Taxes. Except as otherwise provided in Section 4.2(b), all Transfer Taxes incurred in connection with the Merger shall be paid by Parent and Merger Sub when due and expressly shall not be a liability of any holders of Shares, Company Equity Awards or the Company, and Parent and Merger Sub will protect, defend, indemnify and hold harmless the holders of Shares, Company Equity Awards and the Company against liability for any such Taxes.

10.5. Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 7.11, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties (and in the case of the Company and Merger Sub, by action taken or authorized by the Company Board or board of directors of Merger Sub, respectively).

(b) The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party. Any Party may, to the extent permitted by applicable Law and subject to the provisions of Section 7.11, waive any provision of this Agreement in whole or in part (including by extending the time for the performance of any of the obligations or other acts of the other Parties); provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 9.5. This Section 10.5 is subject to Section 10.14.

10.6. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement and all Proceedings against any other Party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the state of Delaware, including, subject to Section 10.1, its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction or the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each Party acknowledges and agrees that any Proceeding against any other Party which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Proceeding. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement, the instruments or other documents delivered pursuant to this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 10.6(c).

10.7. Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 9.5, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.6(b), without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 9.5.

(b) To the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms and conditions of this Agreement, the Outside Date shall automatically be extended to (i) the twentieth Business Day following the resolution of such Proceeding, or (ii) such other time period established by the court presiding over such Proceeding.

10.8. Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 10.11(c), the right to rely upon the representations and warranties set forth in this Agreement, except that (a) the Company with respect to the right to pursue damages (including damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the holders of Shares) pursuant to Section 9.5(a), the last sentence of this Section 10.8 and Section 261(a)(1) of the DGCL, (b) from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 7.11, and (c) from and after the Effective Time, the holders of Shares and the holders of Company Equity Awards with respect to their respective rights to receive the consideration payable pursuant to Article IV, but only to the extent expressly provided in the foregoing clauses (a) through (c) of this Section 10.8. Notwithstanding anything herein to the contrary, the rights granted pursuant to clause (a) of this Section 10.8, the provisions of Section 9.5(a) and Section 261(a)(1) of the DGCL with respect to the recovery of damages based on the losses suffered by the holders of Shares (including the loss of the economic benefit of the transactions contemplated by this Agreement to the holders of Shares) shall only be enforceable on behalf of the holders of Shares by the Company in its sole and absolute discretion, as agent for the holders of Shares, it being understood and agreed that any and all interests in the recovery of such losses or any such claim shall attach to the Shares and subsequently be transferable therewith and, consequently, any damages, settlements, awards or other amounts recovered or received by the Company with respect to such losses or claims (net of expenses incurred by the Company in connection therewith or in connection with the entry into and negotiation of this Agreement or any of the transactions contemplated by this Agreement) may, among other things, and in the Company’s sole and absolute discretion: (i) be distributed, in whole or in part, by the Company to the record holders of the Shares as of any date determined by the Company in its sole and absolute discretion or (ii) be retained by the Company for the use and benefit of the Company on behalf of holders of Shares in any manner the Company deems fit in its sole and absolute discretion.

10.9. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 7.11, no Party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations, except as provided for in Section 10.9, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void; provided, however, that Parent and Merger Sub shall have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement to any of India Parent’s Subsidiaries, so long as such assignment does not prevent, delay or impair the consummation of the transactions contemplated by this Agreement; provided, further, that no such assignment shall relieve Parent of any of its obligations pursuant to this Agreement.

10.11. Entire Agreement.

(a) This Agreement (including the Exhibits) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing. The Company Disclosure Schedule constitutes “facts ascertainable” as that term is used in Section 251(b) of the DGCL and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

(b) In the event of (a) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits, the Company Disclosure Schedule (other than an exception expressly set forth in the Company Disclosure Schedule), on the other hand, the statements in the body of this Agreement shall control or (b) any inconsistency between the statements in this Agreement, on the one hand, and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

(c) Each Party acknowledges the provisions set forth in Section 5.24 and Section 6.12 and, without limiting such provisions, additionally acknowledges and agrees that, except for the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for intentional fraud or intentional or willful misrepresentation in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13. Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

10.14. Debt Financing. Notwithstanding anything in this Agreement to the contrary, each of the Parties, on behalf of itself and each of its Affiliates and Representatives, hereby (i) agrees that it will not bring or support any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter and each Fee Letter) entered into in connection with the Debt Financing or any of the transactions contemplated by this Agreement or the performance of any services thereunder in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such courts, (ii) agrees that any such Proceeding will be governed by the laws of the State of New York (without giving effect to any conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would result in the application of the laws of another state), (iii) agrees that service of process upon such Person in any such Proceeding will be effective if notice is given in accordance with Section 10.2, (iv) agrees that notwithstanding anything to the contrary contained herein, no Debt Financing Party will have any liability (whether in contract or in tort, in Law or in equity, or governed by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or its negotiation, execution, performance or breach, all of which are hereby waived (provided that nothing in this Section 10.14 will limit the liability or obligations of the Debt Financing Sources under the Debt Commitment Letter), (v) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY ACTION BROUGHT AGAINST ANY DEBT FINANCING PARTY IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER, ANY FEE LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER and (vi) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions herein reflecting the foregoing agreements in Section 9.5(c) and this Section 10.14 (and such provisions will not be amended in any respect that is materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter at such time). This Section 10.14 will not limit the rights of the parties to the Debt Financing under the Debt Commitment Letter or any other definitive agreement in respect of the Debt Financing.

10.15. Guarantee.

(a) As material inducement to the Company to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Canada Subsidiary and Netherlands Subsidiary, hereby absolutely, irrevocably and unconditionally, on the terms and subject to the conditions set forth herein, guarantees to the Company, the full, complete and timely payment and performance to allow Parent to perform its obligations under Article IV of this Agreement, and any other amounts required to be paid by Parent pursuant to this Agreement, as primary obligors and not merely as sureties. India Parent, under this Section 10.15(a), shall fund Parent (or, at India Parent’s option, the relevant wholly-owned subsidiary of India Parent) in cash, by way of equity subscription or capital contribution or loan, in an aggregate amount equal to $1,000,000,000, to enable the timely payment by Parent of Parent’s obligations under Article IV of this Agreement. For the avoidance of doubt, this is only a capital funding by India Parent and shall not be construed as a guarantee or other direct payment undertaking by India Parent in favour of the Company or any other Person.

(b) India Parent shall take all actions necessary or advisable, in its control, to ensure that it complies (as applicable), and causes its Subsidiaries and Affiliates to comply, with all of the obligations applicable to Parent’s Subsidiaries and Affiliates under Section 7.5(b) as if India Parent and its Subsidiaries and Affiliates were parties thereto. In addition, India Parent shall cause its Subsidiaries and Affiliates not to take, or omit to take, any action that would reasonably be expected to prevent, delay or impair Canada Subsidiary or Netherlands Subsidiary from satisfying their respective obligations hereunder.

(c) In the event of termination of this Agreement pursuant to Article IX, the Parent Guarantors hereby jointly and severally guarantee full, complete and timely payment by Parent of Parent’s obligations under Section 9.5 (the “Obligations”); provided, that, notwithstanding anything contained in this Agreement, in no event shall India Parent’s obligations or liability under this Agreement (including pursuant to the equity subscription/capital contribution/loan described in Section 10.15(a)), to the extent actually funded and utilized by Parent for the timely payment by Parent of Parent’s obligations under Article IV of this Agreement exceed

$1,000,000,000. If, for any reason whatsoever, Parent or Merger Sub shall fail or be unable to duly, punctually and fully pay the Obligations, the Parent Guarantors will forthwith pay or cause to be paid in lawful currency of the United States the Obligations within five Business Days following written demand by the Company. The guarantee obligation of India Parent under this Section 10.15(c) of this Agreement is deemed to be issued only from the date of termination of the Merger Agreement pursuant to Article IX. No approval of any Governmental Entity or any other Person is required by the Parent Guarantors to execute, deliver and perform its obligations under this Agreement.

(d) The obligations of the Parent Guarantors hereunder are independent of the obligations of Parent and Merger Sub, and a separate action or actions, including any action brought by the Company in accordance with Section 10.7 to enforce its rights to cause the Obligations to be satisfied, may be brought and prosecuted against any Parent Guarantor whether or not any action is brought against Parent or Merger Sub and whether or not Parent or Merger Sub is joined in any such action. The Parent Guarantors hereby waive: (i) notice of the acceptance by the Company of this guarantee; (ii) notice of the non-performance of all or any of the Obligations; (iii) diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Parent or Merger Sub, any right to require the prior disposition of the assets of Parent or Merger Sub to meet their respective obligations, notice, protest and all demands whatsoever; (iv) any defense arising by reason of any claim or defense based upon an election of remedies, including the failure or delay in exercising remedies against Parent or Merger Sub, by the Company which in any manner affects any of its rights to proceed against Parent or Merger Sub; (v) any defense arising by reason of any modification, termination or release of any of the Obligations pursuant to applicable Law; and (vi) any defense arising from the bankruptcy or insolvency of Parent or Merger Sub. The obligations of the Parent Guarantors hereunder shall be absolute, unconditional and continuing and shall not be affected by (A) the validity, regularity or enforceability of this Agreement or any of the obligations of Parent or Merger Sub hereunder, or (B) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge of a guarantor.

(e) This guarantee shall remain in full force and effect notwithstanding any merger, consolidation, reorganization, sale of assets or similar transaction involving Parent or any Parent Guarantor. The Parent Guarantors are legal entities duly organized, validly existing and in good standing under the Laws of their respective jurisdiction of organization. The Parent Guarantors have all requisite corporate power and authority and have taken all corporate action necessary in order to execute, deliver and perform their obligations under this Agreement. This Agreement has been duly executed and delivered by the Parent Guarantors and is a valid and binding agreement of the Parent Guarantors, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(f) The India Parent shall, at all times, (i) ensure that sufficient unutilized limits are available to it under the Indian Overseas Investment Laws to execute, deliver and perform its obligations under this Agreement; and (ii) not, and shall ensure that its Affiliates do not, undertake any action to reduce the aforesaid unutilized limits. The Parent Guarantors shall undertake all necessary actions, including duly and timely making requisite filings with relevant Governmental Entity and any other Person (including the authorized dealer bank in India insofar as it pertains to the India Parent), in order to execute, deliver and perform their obligations under this Agreement, and promptly provide to the Company evidence of any such filings, including a certified true copy of any acknowledgement received in connection with Form FC filing and any supporting documents annexed thereto acknowledged by the authorized dealer bank of the India Parent in India. Nothing contained in this Section 10.15(f) shall restrict the India Parent (or its Affiliates) from taking steps in order to be able to provide a guarantee or any other financial commitment in connection with the Debt Financing, provided that India Parent providing such guarantee or any other financial commitment in connection with the Debt Financing shall not result in utilization of the limits available under the Indian Overseas Investment Laws to execute, deliver and perform the capital funding obligation under Section 10.15(a) of this Agreement and the guarantee obligation under Section 10.15(c) of this Agreement or require any approval from any Governmental Entity or any other Person for such obligations under Section 10.15(a) and Section 10.15(c).

(g) This guarantee shall automatically terminate and no Parent Guarantor shall have any further obligations under this guarantee as of the earliest to occur of (i) the Closing and (ii) the date that is six months after the date of any termination of this Agreement in accordance with its terms; provided, that termination of this guarantee shall only occur pursuant to this clause (ii) if by such six month date, the Company has not made a claim in writing to Parent for payment of any Obligation or to the Parent Guarantors for the payment of any Obligation.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

ORGANON & CO.

By:
Name: Joseph Morrissey
Title: Chief Executive Officer

SUN PHARMACEUTICAL HOLDINGS USA, INC.

By:
Name: Erik Zwicker
Title: Secretary

SUN PHARMA AMERICA, INC.

By:
Name: Erik Zwicker
Title: Secretary

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, solely for the purposes of the Covered Provisions, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:
Name: Jayashree Satagopan
Title: Chief Financial Officer

SUN PHARMA CANADA INC.

By:
Name: Erik Zwicker
Title: Secretary

SUN PHARMA (NETHERLANDS) B.V.

By:
Name: Sanjay Jerry
Title: Director

[Signature Page to Merger Agreement]

EXHIBIT A

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

EXHIBIT A

CERTIFICATE OF INCORPORATION

OF

ORGANON & CO., INC.

FIRST: The name of the Corporation (the “Corporation”) is

Organon & Co., Inc.

SECOND: The registered office of the Corporation in the State of Delaware is located at 251 Little Falls Drive, County of New Castle, Wilmington, Delaware, 19808. The name of its registered agent in the State of Delaware at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage, directly or indirectly, in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total authorized capital stock of the Corporation shall be 100 shares of common stock, $0.01 par value per share.

FIFTH: The name and mailing address of the incorporator is as follows:

Name	Mailing Address

Erik Zwicker	2 Independence Way Princeton, NJ 08540

SIXTH: The business of the Corporation shall be managed under the direction of the Board of Directors of the Corporation (the “Board of Directors”) except as otherwise provided by law. The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the By-Laws of the Corporation (the “By-Laws”). Election of directors need not be by written ballot unless the By-Laws shall so provide.

SEVENTH: The Board of Directors may make, alter or repeal the By-Laws except as otherwise provided in the By-Laws adopted by the Corporation’s stockholders.

EIGHTH: The directors and officers shall be protected from personal liability, through indemnification or otherwise, to the fullest extent permitted under the DGCL.

1. A director and an officer, as applicable, shall under no circumstances have any personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer except for those breaches and acts or omissions with respect to which the DGCL expressly provides that this provision shall not eliminate or limit such personal liability of directors or officers. Neither the modification or repeal of this paragraph 1 of Article EIGHTH nor any amendment to the DGCL that does not have retroactive application shall limit the right of the directors and officers hereunder to exculpation from personal liability for any act or omission occurring prior to such amendment, modification or repeal.

2. The Corporation shall indemnify each director and officer of the Corporation (including the heirs, executors, administrators and other personal representatives of such person) to the fullest extent permitted by applicable law, except as may be otherwise provided in the By-Laws, and in furtherance hereof the Board of Directors is expressly authorized to amend the By-Laws from time to time to give full effect hereto,

EXHIBIT A

notwithstanding possible self-interest of the directors or officers, as applicable, in the action being taken. Neither the modification or repeal of this paragraph 2 of Article EIGHTH nor any amendment to the DGCL that does not have retroactive application shall limit the right of the directors and the officers to indemnification hereunder with respect to any act or omission occurring prior to such modification, amendment or repeal.

3. Expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by any person who may have a right of indemnification under this Article EIGHTH in defending any threatened, pending or completed suit, action or proceeding (whether civil, criminal, administrative or investigative in nature or otherwise) may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent defendant to repay such amount where the director, officer, employee or agent defendant has been adjudged to have engaged in intentional acts of willful misconduct, acts or omissions not in good faith, or acts or omissions which are knowing violations of law.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred herein upon the Corporation’s stockholders, directors and officers are granted subject to this reservation.

EXHIBIT A